The High-Performance
Analog Franchise

25 Years of Results

Linear Technology Corporation 2006 Annual Report



Executive Chairman Bob Swanson (upper photo, at left) confers with cofounder Vice President, Engineering and CTO Bob Dobkin.

"When Linear was founded in 1981, to succeed it had to overcome a lot of what was then conventional wisdom. Investors didn't think there was still much of an opportunity to back a new chip venture, much less an analog chip company during the dawn of the "Digital Revolution." The vision of the founding team turned out to be correct. 25 years later we can say with pride, we did it our way and the results speak for themselves."

Bob Swanson, Founder and Executive Chairman

"Linear's direction of high-performance standard analog products had many hurdles to overcome 25 years ago. From turning down requests for custom ICs to convincing customers that this new small company was a reliable supplier of new functions were problems taken in stride. Linear aimed to be the best with outstanding designs, first rate processing, test and packaging, data sheets and customer support. The entire team was dedicated and remains so today."

Bob Dobkin, Founder, Vice President, Engineering and Chief Technical Officer


512
607
807
1050
1093
02 03 04 05 06

REVENUES
($ in millions)


198
237
328
434
429*
02 03 04 05 06

NET INCOME
($ in millions)


190
232
265
326
291
02 03 04 05 06

REVENUES PER EMPLOYEE
($ in thousands)


73
91
108
135
114*
02 03 04 05 06

NET INCOME PER EMPLOYEE
($ in thousands)


120
121
130
141
2002
142
145
154
166
2003
174
186
209
238
2004
253
250
291
256
2005
256
265
279
293
2006

QUARTERLY REVENUES
($ in millions)

$ in thousands, except per share amounts	2006	2005	2004	2003	2002
Revenues	$1,092,977	$1,049,694	$807,281	$606,573	$512,282
Operating Income*	563,950	589,629	436,730	294,511	225,099
Net Income*	428,680	433,974	328,171	236,591	197,629
Return on Sales*	39.2%	41.3%	40.7%	39.0%	38.6%
Diluted Earnings Per Share*	1.37	1.38	1.02	0.74	0.60
Cash and Short-Term Investments	1,819,587	1,790,912	1,656,540	1,593,567	1,552,030
Working Capital	1,840,310	1,799,570	1,629,481	1,613,971	1,558,584
Total Assets	2,390,895	2,286,234	2,087,703	2,056,879	1,988,433
Long-Term Debt	–	–	–	–	–
Stockholders' Equity	2,104,498	2,007,034	1,810,605	1,814,929	1,781,454

* Includes the impact of all forms of stock-based compensation as a result of the Company implementing statement of Financial Accounting Standards 123(R) ("SFAS 123R")



Photos from Linear Technology's first annual report, published 20 years ago in 1986. Current employees include: Executive Chairman Bob Swanson seated in lower right photo; VP of Quality and Reliability Paul Chantalat standing at right in lower left photo; Hillview Plant Manager Larry Hernandez in middle left photo; and VP Engineering and CTO Bob Dobkin standing at right in middle right photo.

"The theme of our first annual report as a public company doesn't deal so much with buildings or equipment, but with a group of very special people. While every company would agree that people are important, in the linear integrated circuit (IC) business it's even more critical."

Bob Swanson, Executive Chairman
From Linear Technology's first Annual Report, 1986

25 years from startup to the analog high-performance franchise. 25 years of performance, leadership and results. The job is both well done and just begun.

The beginning—1981. The analog market was $2 billion serviced by divisions of large multiproduct semiconductor manufacturers. Consumer, industrial and military were the primary end-markets; most analog products were commodity generic functions.

The vision. Start a specialty analog company predicated on progress in digital technology fostering the need for new high-performance analog.

The strategy. Continuously design and develop cutting edge analog integrated circuits. Attract, develop and reward the very best technical talent to invent new, more precise, faster, smaller, better integrated products. Support those products with an energetic, technical sales force and with a flawlessly executing manufacturing infrastructure. Sell the products for their functional value. Reward customers with feature-rich products, stockholders with industry leading financial returns, and employees with a challenging professional environment and unmatched total compensation.

The execution. It's a good 25 years. We have been a leader in technology in introducing industry renowned products including multiphase switching, Hot Swap™ controllers, Power-over-Ethernet drivers, micromodule power supplies, etc. In total we have introduced roughly 7,500 products, spanning four analog product groups: power management, mixed signal, signal conditioning and high frequency.

These products have permeated several diverse end-markets, evolving over time in response to then current demand. In our initial five years we serviced primarily the military market followed by industrial; in our second ▶

five years industrial was the leader with computing becoming 25% of our business by year 10; in the third five years computing became the leader, growing to 35% by year 15 with communications reaching 19%; in our fourth five years communications became dominant at 42% in year 20. In our most recent five years communications and industrial were the strongest, with high-end consumer and automotive beginning to show their promise for the upcoming period. In fiscal year 2006 34% of our business was in communications, within which 15% was in networking, 12% in cell phone infrastructure, and 7% in handsets. 33% of our business was in industrial, including medical, 14% was in computing, 9% in high-end consumer, 7% in automotive, and finally, 3% in satellite and military.

After initially focusing primarily on the domestic US market we have become multinational with talented support personnel in the US, Europe, Japan and Asia. This past year 30% of our revenues were in the US; 18% in Europe; 14% in Japan and 38% in the rest of Asia.

Manufacturing execution has always been critical to our success. We were one of very few companies to build a wafer fabrication plant in which we manufactured our very first product. Today we continue this heritage and are vertically integrated, performing 95% of our own wafer fabrication, 80% of our own assembly and 100% of our own testing. This year we added to our capacity by increasing our cleanroom capacity in both our wafer fabrication plants in Camas, Washington and Milpitas, California. We also completed and occupied a new building at our Singapore test and worldwide distribution location. These capacity additions give us the basic infrastructure to roughly double our existing revenue capacity when we add the required equipment and labor. ▶



Engineers at work in the areas of design, applications, product, process, quality and test engineering.



Our management team meets to set strategy and define next generation products, and our marketing group plans a new product launch.



We strive to present our customers with excellent quality, reliability and on-time delivery. Accordingly, over the 25 years we have received many outstanding supplier awards from customers around the world.

The results. Our 25 years had a good 25th year. We reported record revenues of $1.093 billion, an increase of $43.3 million, or 4% over the previous year, which had benefited from a $40.0 million royalty payment. Net income of $428.7 million was down $5.3 million. The resulting diluted earnings per share were $1.37 versus $1.38 in fiscal year 2005. Fiscal year 2006 results include the effects of the implementation of Statement of Financial Accounting Standards 123(R) ("SFAS 123R") "Share-based Payment." The after-tax charge for all forms of stock compensation, including stock options, restricted stock and the employee stock purchase plan, was $38.3 million versus $14.5 million for only restricted stock in fiscal year 2005. Consequently, net income on a pro forma basis would have been $466.9 million versus pro forma net income of $448.5 million in fiscal year 2005. On a pro forma basis, before the impact of SFAS 123R, fiscal year 2006 diluted earnings per share would have been $1.50 versus $1.42 per share on a similar pro forma basis in fiscal year 2005.

Once again the Company generated positive cash flow from operations. The overall cash and short-term investments balance increased by $28.7 million, net of spending $342.8 million to buy back 9.5 million shares of common stock and paying $153.9 million in cash dividends. During the year we increased the quarterly cash dividend payment by 50% from 10¢ per share to 15¢ per share per quarter. We initially began paying a dividend in 1992 and have increased it every year since. ▶

Linear has a complete manufacturing capability, with wafer manufacturing in California and Washington, assembly operations in Penang, Malaysia and automated test in Singapore.



EXECUTION:
MAKING THE PRODUCTS





During our 20 years as a publicly traded company we have been profitable every single year. The cumulative 20 year return on sales was 38%. For fiscal year 2006 return on sales was 39% and return on equity was 21%. Profits before tax exceeded 50% of revenues for the 45th consecutive quarter, over 11 years. Cash flow from operations was positive for the 81st consecutive quarter, over 20 years.

The talent. Results take talent. Analog is a complex craft. We have recruited, developed, challenged and compensated a disproportionate share of uniquely skilled individuals. In 2006 we opened two new design centers in Munich, Germany and Dallas, Texas. We closed the year with 12 circuit design locations including our headquarters in Milpitas, California.

The franchise. In September 2006 the Company will be 25 years old. Old enough to know our craft; young enough to be driven and focused to be the best: the best products, the best service, the best financials.

To our employees—keep raising the bar.

To our customers and stockholders—we plan to be the high-performance analog franchise for years to come.

Thank you all for your support.

Sincerely,

Robert H. Swanson, Jr., Executive Chairman

Lothar Maier, Chief Executive Officer

David B. Bell, President

Paul Coghlan, Vice President,
Finance and Chief Financial Officer



Clockwise from top left, Executive Chairman Bob Swanson, CEO Lothar Maier, President David Bell and VP Finance & CFO Paul Coghlan.

THE FRANCHISE

Quarter over quarter, year after year, Linear Technology's management team has made it happen. Taken all together Linear Technology has built a high-performance analog Franchise. One observer stated that Linear has built a "moat of analog excellence." We've set the bar... and continue to raise it further year after year... for 25 years and going. We've built an analog IC Franchise, piece by piece, chip by chip. We've built it in countries all over the US, Europe and Asia.

What does it take to build a Franchise? It takes the brightest, most innovative engineers to imagine, design and build the next generation of analog products. It takes 3,800 people, committed to delivering the highest quality analog products. And it takes a focused management team with years of experience working together. Finally, as a public company it takes loyal shareholders, who understand Linear's value and support it year after year.

THE RESULTS

2006 FINANCIAL REPORT



91
98
114
134
144
138
166***
142
131
136
146
151
2004
2005
2006*

OPERATING INCOME (Quarterly)
($ in millions)



69
74
86
99
103
103
122***
106
99
103
111
116
2004
2005
2006*

NET INCOME (Quarterly)
($ in millions)



75
102
83
135
103
82
63
144
108
63
94
106
2004
2005
2006

CASH FLOW (Quarterly)**
($ in millions)



.22
.23
.27
.31
.33
.33
.39***
.34
.31
.33
.35
.37
2004
2005
2006

DILUTED EARNINGS PER SHARE (Quarterly)
(cents)

Fiscal year 2006 was a good year for the Company with strong product sales growth in the last three quarters of the year. The Company achieved record annual revenues of $1.093 billion, growing 4% over the previous fiscal year. The Company's major markets are Communications, Industrial, Computer, High-End Consumer, Automotive, and Military. The Company saw annual revenue growth in all of its major end-markets except Computer. The Company generated an impressive 39% return on sales including the effects of all forms of stock-based compensation as required under SFAS 123R. The Company generated $28.7 million in cash and short-term investments after repurchasing roughly 9.5 million shares of its common stock for $342.8 million. The Company paid cash dividends of $0.50 per share, an increase of $0.14 per share over the previous fiscal year. Through the quarter ended July 2, 2006 the Company achieved:

- 51 consecutive quarters with pretax profit exceeding 40% of revenues
- 45 consecutive quarters with pretax profit exceeding 50% of revenues
- 81 consecutive quarters with positive cash flow from operations

The table below entitled "Financial Analysis" shows the strength of the Company's operating results and financial position as expressed in ratios used by the financial community.

The success of the Company is attributable to its employees. In recognition of this performance, the Company funds an attractive profit sharing and 401(k) retirement plan. The plan covers essentially all full-time employees; payout for fiscal year 2006 was approximately 43% of employees' salaries, making it one of the industry's most attractive profit sharing programs.

FINANCIAL ANALYSIS

(Year ended July 2, 2006)

Profitability:	Operating Margin*	51.6%
	Return on Equity*	20.9%
	Return on Assets*	18.3%
	Return on Sales*	39.2%
Liquidity:	Quick Ratio	8.3
	Current Ratio	8.8
Leverage:	Long-Term Debt	none
Asset Turns:	Inventory Turns	6.5
	Sales/Fixed Assets (ROI)	4.7
Cash Flow:**	As a % of Net Revenues	34.0%

*Includes the impact of all forms of stock-based compensation
**Excludes common stock repurchases
***Includes royalty income

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 2, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 0-14864

LINEAR TECHNOLOGY CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	**94-2778785** (I.R.S. EMPLOYER IDENTIFICATION NO.)
1630 McCarthy Boulevard, Milpitas, California (Address of principal executive offices)	**95035** (Zip Code)

Registrant's telephone number, including area code (408) 432-1900

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered
Common Stock, $0.001 par value	**Nasdaq**

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $8,759,000,000 as of December 30, 2005 based upon the closing sale price on the Nasdaq Global Market System reported for such date. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 301,244,095 shares of the registrant's common stock issued and outstanding as of August 25, 2006.

DOCUMENTS INCORPORATED BY REFERENCE:

(1) Items 10, 11, 12 and 14 of Part III incorporate information by reference from the definitive proxy statement (the "2006 Proxy Statement") for the 2006 Annual Meeting of Stockholders, to be filed subsequently.

PART I

ITEM 1. BUSINESS

Except for historical information contained in this Form 10-K, certain statements set forth herein, including statements regarding future revenues and profits; future conditions in the Company's markets; availability of resources and manufacturing capacity; and the anticipated impact of current and future lawsuits and investigations are forward-looking statements that are dependent on certain risks and uncertainties including such factors, among others, as the timing, volume and pricing of new orders for the Company's products, timely ramp-up of new facilities, the timely introduction of new processes and products, general conditions in the world economy and financial markets and other factors described below. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and variations of such words and similar expressions are intended to identify such forward-looking statements. See "Risks and Competition" in the "Business" section of this Annual Report on Form 10-K for a more thorough list of potential risks and uncertainties.

General

Linear Technology Corporation (together with its consolidated subsidiaries, "Linear Technology" or the "Company") designs, manufactures and markets a broad line of standard high performance linear integrated circuits. Applications for the Company's products include telecommunications, cellular telephones, networking products, notebook computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, complex medical devices, automotive electronics, factory automation, process control, and military and space systems. The Company is a Delaware corporation; it was organized and incorporated in California in 1981. The Company competes primarily on the basis of performance, functional value, quality, reliability and service.

Available Information

The Company makes available free of charge through its website, *www.linear.com*, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those reports as soon as reasonably practicable after such materials are electronically filed with the Securities and Exchange Commission ("SEC"). These reports may also be requested by contacting Paul Coghlan, 1630 McCarthy Blvd., Milpitas, CA 95035. The Company's Internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K. In addition, the public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549 or may obtain information by calling the SEC at 1-800-SEC-0330. Moreover, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding reports that the Company files electronically with them at *http://www.sec.gov.*

The Linear Circuit Industry

Semiconductor components are the electronic building blocks used in electronic systems and equipment. These components are classified as either discrete devices (such as individual transistors) or integrated circuits (in which a number of transistors and other elements are combined to form a more complicated electronic circuit). Integrated circuits ("ICs") may be divided into two general categories, digital and linear (or analog). Digital circuits, such as memory devices and microprocessors, generally process on-off electrical signals, represented by binary digits, "1" and "0." In contrast, linear integrated circuits monitor, condition, amplify or transform continuous analog signals associated with physical properties, such as temperature, pressure, weight, light, sound or speed, and play an important role in bridging between real world phenomena and a variety of electronic systems. Linear integrated circuits also provide voltage regulation and power control to electronic systems, especially in hand-held battery powered systems.

The Company believes that several factors generally distinguish the linear integrated circuit business from the digital integrated circuit business, including:

Importance of Individual Design Contribution. The Company believes that the creativity of individual design engineers is of particular importance in the linear integrated circuit industry. The design of a linear integrated circuit generally involves a greater variety and less repetition of integrated circuit elements than digital design. In addition, the interaction of linear integrated circuit elements is complex, and the exact placement of these elements in the integrated circuit is critical to the circuit's precision and performance. Computer-aided engineering and design tools for linear integrated circuits are not as accurate in modeling circuits as those tools used for designing digital circuits. As a result, the contributions of a relatively small number of individual design engineers are generally of greater importance in the design of linear integrated circuits than in the design of digital circuits.

Smaller Capital Requirements. Digital circuit design attempts to minimize device size and maximize speed by increasing circuit densities. The process technology necessary for increased density requires very expensive wafer fabrication equipment. In contrast, linear integrated circuit design focuses on precise matching and placement of integrated circuit elements, and linear integrated circuits often require large feature sizes to achieve precision and high voltage operation. Accordingly, the linear integrated circuit manufacturing process generally requires smaller initial capital expenditures, particularly for photomasking equipment and clean room facilities, and less frequent replacement of manufacturing equipment because the equipment has, to date, been less vulnerable to technological obsolescence.

Market Diversity; Relative Pricing Stability. Because of the varied applications for linear integrated circuits, manufacturers typically offer a greater variety of device types to a more diverse group of customers, who typically have smaller volume requirements per device. As a result, linear integrated circuit manufacturers are often less dependent upon particular products or customers; linear integrated circuit markets are generally more fragmented; and competition within those markets tends to be more diffused.

The Company believes that competition in the integrated linear market is particularly dependent upon performance, functional value, quality, reliability and service. As a result, linear integrated circuit pricing has generally been more stable than most digital circuit pricing.

Products and Markets

Linear Technology produces a wide range of products for a variety of customers and markets. The Company emphasizes standard products to address larger markets and to reduce the risk of dependency upon a single customer's requirements. The Company targets the high performance segment of the analog integrated circuit market. "High performance" may be characterized by higher precision, higher efficiency, lower noise, higher speed, more subsystem integration on a single chip and many other special features. The Company focuses virtually all of its design efforts on proprietary products, which at the time of introduction are original designs by the Company offering unique characteristics differentiating them from those offered by competitors.

Although the types and mix of linear products vary by application, the principal product categories are as follows:

Amplifiers - These circuits amplify the output voltage or current of a device. The amplification represents the ratio of the output voltage or current to the input voltage or current. The most widely used device is the operational amplifier due to its versatility and precision.

High Speed Amplifiers - These amplifiers are used to amplify signals from 5 megahertz to several hundred megahertz for applications such as video, fast data acquisition and communications.

Voltage Regulators - Voltage regulators deliver a tightly controlled voltage to power electronic systems. This category of product consists primarily of two types, the linear regulator and the switch-mode regulator. Switch-mode regulators are also used to convert voltage up or down within an electronic system for power management and battery charging.

Voltage References - These circuits serve as electronic benchmarks providing a constant voltage for measurement systems usage. Precision references have a constant output independent of input, temperature changes or time.

Interface - Interface circuits act as an intermediary to transfer digital signals between or within electronic systems. These circuits are used in computers, modems, instruments and remote data acquisition systems.

Data Converters - These circuits change linear (analog) signals into digital signals, or visa versa, and are often referred to as data acquisition subsystems, A/D converters and D/A converters. The accuracy and speed with which the analog signal is converted to its digital counterpart (and visa versa) is considered a key characteristic for these devices. Low speed data converters may have resolution up to 24 bits, while high speed converters may operate in the region of 100 megahertz sample rate.

Radio Frequency Circuits - These circuits include mixers, modulators, demodulators, amplifiers, drivers, and power detectors and controllers. They are used in wireless and cable infrastructure, cellphones, and wireless data communications infrastructure.

Other - Other linear circuits include buffers, battery monitors, motor controllers, hot swap circuits, comparators, sample-and-hold devices, drivers and filters (both switched capacitor and continuous time,) which are used to limit and/or manipulate signals in such applications as cellular telephones, base stations, navigation systems and industrial applications.

Linear circuits are used in various applications including telecommunications, cellular telephones, networking products such as power over Ethernet switches, notebook computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, complex medical devices, automotive electronics, factory automation, process control, and military and space systems. The Company focuses its product development and marketing efforts on high performance applications where the Company believes it can position itself competitively with respect to product performance and functional value.

The following table sets forth examples of product families by end-market application and end-market:

Market	End Applications/Products	Example Product Families
Industrial	Flow or rate metering	
	Position/pressure/temperature sensing and controls	
	Robotics	
	Energy management	
	Process control data communication	
	Factory automation	
	Security and surveillance system	
	Curve tracers	Data acquisition products
	Logic analyzers	High performance operational amplifiers
	Multimeters	
	Oscilloscopes	Interface (RS 485/232) products
	Test equipment	Instrumentation amplifiers
	Voltmeters	Line drivers
	Network analyzers	Line receivers
	Weighing scales	Precision comparators
	Analytic instruments	Precision voltage references
	Gas chromatographs	Monolithic filters
	EKG, CAT scanners	Switching voltage regulators
	DNA analysis	Voltage references
	Blood analyzers	Hot swap circuits
	Infusion pumps	DC-DC converters
Space/Military	Communications	
	Satellites	
	Guidance and navigation systems	
	Displays	
	Firing controls	
	Ground support equipment	
	Radar systems	

Market	End Applications/Products	Example Product Families
	Sonar systems	
	Surveillance equipment	
	GPS	
Automotive	Entertainment systems	
	Navigation systems	
	Daytime running lights	
	Dashboard instrumentation	
	Emission controls	
	Safety systems	
	Collision avoidance systems	
Communications	Cellular phones (CDMA/WCDMA/GSM/3G)	DC - DC converters
	Cellular basestations	V.35 transceivers
	Point-to-point wireless modems	High-speed amplifiers
	Modems/fax machines	Line drivers
	PBX switches	Line receivers
	Optical networking	Low noise operational amplifiers
	ADSL modems	Micropower products
	Channel service unit/data service units	Power management products
	Cable modems	Switched capacitor filters
	Internet appliances	Voltage references
	Servers	Voltage regulators
	Routers	Data acquisition products
	Switches	Hot Swap controllers
	Power over Ethernet	Multi-protocol circuits
		Thermoelectric coolers
		Power amplifier controllers
		Mixers/Modulators/Demodulators
		Battery chargers
		Power over Ethernet controllers
		Multi-Phase switching regulators
Computer/High-End Consumer	Communications/interface modems	Battery chargers
	Disk drives	DC - DC converters
	Notebook computers	Data acquisition products
	Desktop computers	Hot Swap controllers
	Workstations	Line drivers
	LCD monitors	Line receivers
	Plotters/printers	Low drop out linear regulators
	Digital still cameras	Micropower products
	High Definition TVs	Multi-Phase switching regulators
	Handheld PCs	PCMCIA power switching
	Battery chargers	Power management
	Electronic Toys	Power sequencing/monitoring
	Video/multimedia systems	
	MP3 players	
	Satellite radios	
	Digital video recorders	
	Set top boxes/ Satellite receivers	
	Plasma and LCD display TVs	
	PDAs	

Marketing and Customers

The Company markets its products worldwide, through a direct sales staff, electronics distributors and a small network of independent sales representatives, to a broad range of customers in diverse industries. The Company sells to over 15,000 Original Equipment Manufacturer (OEM) customers directly and/or through the sales distributor channel. Distributor and direct customers generally buy on an individual purchase order basis, rather than pursuant to long-term agreements. The Company's primary domestic distributor, Arrow Electronics, accounted for 14% of revenues during fiscal year 2006 and 15% of accounts receivable as of fiscal year 2006 year-end; 13% of revenues during fiscal year 2005 and 18% of accounts receivable as of fiscal year 2005 year-end; and 15% of revenues for fiscal year 2004 and 20% of accounts receivable as of fiscal year 2004 year-end. Distributors are not end customers, but rather serve as a channel of sale to many end users of the Company's products. No other distributor or customer accounted for 10% or more of revenues for fiscal years 2006, 2005 or 2004.

The Company's products typically require a sophisticated technical sales effort. The Company's sales organization is divided into domestic and international regions. The Company's sales offices located in the United States are in the following metropolitan areas: Seattle, Boston, Baltimore, Denver, Philadelphia, Raleigh, Chicago, Dallas, Austin, Houston, San Jose, Los Angeles, Irvine, San Diego, Huntsville, Minneapolis, Cleveland and Portland. The Company plans to open a sales office in Kansas City in fiscal year 2007. Internationally, the Company has sales offices in: London, Stockholm, Ascheberg, Munich, Stuttgart, Paris, Milan, Helsinki, Tokyo, Nagoya, Osaka, Taipei, Singapore, Seoul, Hong Kong, Bejing, Shanghai and Shenzhen.

The Company has agreements with 3 independent sales representatives in the United States and 1 in Canada. Commissions are paid to sales representatives upon shipments either directly from the Company or through distributors. The Company has agreements with 3 independent distributors in North America, 5 in Europe, 4 in China, 3 in Japan, 2 in Taiwan, and 1 each in Korea, Singapore, Malaysia, Thailand, South Africa, Philippines, India, Israel, Brazil, Australia, and New Zealand. The Company's distributors purchase the Company's products for resale to customers. The Company's agreements with domestic distributors allow for price protection on certain distribution inventory if the Company lowers the prices of its products. The domestic distributor agreements also generally permit distributors to exchange up to 3% of certain purchases on a semi-annual basis.

The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. The agreements generally permit distributors to exchange up to 5% of purchases on a semi-annual basis. See Critical Accounting Estimates and Note 1 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K, which contains information regarding the Company's revenue recognition policy.

During fiscal years 2006, 2005 and 2004, export sales were primarily to Europe, Japan and Rest of the World ("ROW"), which is primarily Asia excluding Japan, and represented approximately 70%, 70% and 71% of revenues, respectively. Because most of the Company's export sales are billed and payable in United States dollars, export sales are generally not directly subject to fluctuating currency exchange rates. Although export sales are subject to certain control restrictions, including approval by the Office of Export Administration of the United States Department of Commerce, the Company has not experienced any material difficulties relating to such restrictions. During fiscal years 2006, 2005 and 2004, domestic revenues were $332.6 million or 30% of revenues, $318.7 million or 30% of revenues, and $237.6 or 29% of revenues, respectively.

The Company's backlog of released and firm orders was approximately $93.7 million at July 2, 2006 as compared with $90.1 million at July 3, 2005. In addition to its backlog, the Company had $45.8 million of products sold to and held by domestic distributors at July 2, 2006 as compared to $37.9 million at July 3, 2005. Generally, shipments to domestic distributors are not recognized as revenues until the distributor has sold the products to its customers. The Company defines backlog as consisting of distributor stocking orders and OEM orders for which a delivery schedule has been specified by the OEM customer for product shipment within six months. Although the Company receives volume purchase orders, most of these purchase orders are cancelable, generally outside of thirty days of delivery, by the customer without significant penalty. Lead-time for the release of purchase orders depends upon the scheduling practices of the individual customer and the availability of individual products, so the rate of booking new orders varies from month to month. The ordering practices of many semiconductor customers has shifted from a practice of placing orders with delivery dates extending over several months to the practice of placing orders with shorter delivery dates in concert with the Company's lead times. Also, the Company's agreements with certain distributors provide for price protection. Consequently, the Company does not believe that its backlog at any time is necessarily representative of actual sales for any succeeding period.

In the operating history of the Company, seasonality of business has not been a material factor, although the results of operations for the first fiscal quarter of each year are impacted slightly by customary summer holidays, particularly in Europe. In addition, in the past two years the Company has increased the sales of parts for consumer end-market devices, which causes a slightly favorable impact to revenues and profits during the Company's second fiscal quarter.

The Company warrants that its products, until they are incorporated in other products, are free from defects in workmanship and materials and conform to the Company's published specifications. Warranty expense has been nominal to date. Refer to Note 1 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K, which contains information regarding the Company's warranty policy.

Manufacturing

The Company's wafer fabrication facilities are located in Camas, Washington ("Camas") and Milpitas, California ("Hillview"). Each facility was built to Company specifications to support a number of sophisticated process technologies and to satisfy rigorous quality assurance and reliability requirements of United States military specifications and major worldwide OEM customers. In addition to wafer fabrication facilities, the Company has an assembly facility located in Malaysia and a test and distribution facility located in Singapore. All of the Company's wafer fabrication, assembly, and test facilities have received ISO 9001/ISO 9002, TS 16949 and ISO 14001 certifications.

The Company's wafer fabrication facilities located in Camas and Hillview are used to produce six-inch diameter wafers for use in the production of the Company's devices. The Company currently uses similar manufacturing processes in both its Hillview and Camas facilities.

The Company's basic process technologies include high-speed bipolar, high gain low noise bipolar, radio frequency bipolar, silicon gate complementary metal-oxide semiconductor ("CMOS") and BiCMOS. The Company also has two proprietary complementary bipolar processes. The Company's bipolar processes are typically used in linear integrated circuits where high voltages, high power, high frequency, low noise or effective component matching is necessary. The Company's proprietary silicon gate CMOS processes provide switch characteristics required for many linear integrated circuit functions, as well as an efficient mechanism for combining linear and digital circuits on the same chip. The Company's CMOS processes were developed to address the specific requirements of linear integrated circuit functions. The complementary bipolar processes were developed to address higher speed analog functions. The Company's basic processes can be combined with a number of adjunct processes to create a diversity of IC components. A minor portion of the Company's wafer manufacturing, particularly very small feature size CMOS products, is done at an independent foundry. The accompanying chart provides a brief overview of the Company's IC process capabilities:

Process Families	**Benefits/Market Advantages**	**Product Application**
P-Well SiGate CMOS	General purpose, stability	Switches, filters, data conversion, chopper amplifiers
N-Well SiGate CMOS	Speed, density, stability	Switches, data conversion
Bi-CMOS	Speed, density, stability, flexibilities	Data conversion
High Power Bipolar	Power (100 watts), high current (10 amps)	Linear and smart power products, switching regulators
Low Noise Biploar	Precision, low current, low noise, high gain	Op amps, voltage references

Process Families	Benefits/Market Advantages	Product Application
High Speed Bipolar	Fast, wideband, video high data rate	Op amps, video, comparators, switching regulators
JFETS	Speed, precision, low current	Op amps, switches, sample and hold
Rad-Hard	Total dose radiation hardened	All space products
Complementary Bipolar	Speed, low distortion, precision	Op amps, video amps, converters
CMOS/ Thin Films	Stability, precision	Filters, data conversion
High Voltage CMOS	High voltage general purpose compatible with Bipolar	Switches, chopper amplifiers
Bipolar/ Thin Films	Precision, stability, matching	Converters, amplifiers
RF Bipolar	High speed, low power	RF wireless, high speed data communications

The Company emphasizes quality and reliability from initial product design through manufacturing, packaging and testing. The Company's design team focuses on fault tolerant design and optimum location of integrated circuit elements to enhance reliability. Linear Technology's wafer fabrication facilities have been designed to minimize wafer handlinwg and the impact of operator error through the use of microprocessor-controlled equipment. The Company has received Defense Supply Center, Columbus (DSCC,) Jan Class S Microcircuit Certification, which enables the Company to manufacture products intended for use in space or for critical applications where replacement is extremely difficult or impossible and where reliability is imperative. The Company has also received MIL-PRF-38535 Qualified Manufacturers Listing (QML) certification for military products from DSCC.

Processed wafers are sent to either the Company's assembly facility in Penang, Malaysia or to offshore independent assembly contractors where the wafers are separated into individual circuits and packaged. The Penang facility opened in fiscal year 1995 and services approximately 80% of the Company's assembly requirements for plastic packages. The Penang facility is in the process of being expanded to provide more space for production assembly. The expansion will add an additional 90,000 square feet and should be completed in the third quarter of fiscal year 2007. The Company's primary subcontractors are Carsem Sdn, located in Malaysia; and NSE, located in Thailand. The Company also maintains domestic assembly operations to satisfy particular customer requirements, especially those for military applications, and to provide rapid turnaround for new product development.

After assembly, most products are sent to the Company's Singapore facility for final testing, inspection and packaging as required. The Singapore facility opened in fiscal year 1990. Some products are returned to Milpitas for the same back-end processing. The Company's Singapore facility serves as a major warehouse and distribution center with the bulk of the Company's shipments to end customers originating from this facility. The expansion of the Singapore facility was completed in the first quarter of fiscal year 2006. The expansion increased the facility's capacity for test and distribution operations by an additional 117,000 square feet.

Manufacturing of individual products, from wafer fabrication through final testing, may take from eight to sixteen weeks. Since the Company sells a wide variety of device types, and customers typically expect delivery of products within a short period of time following order, the Company maintains a substantial work-in-process and finished goods inventory.

Based on its anticipated production requirements, the Company believes it will have sufficient available resources and manufacturing capacity for fiscal year 2007.

Patents, Licenses and Trademarks

The Company has been awarded 301 United States and International patents and has considerable pending and published patent applications outstanding. Although the Company believes that these patents and patent applications may have value, the Company's future success will depend primarily upon the technical abilities and creative skills of its personnel, rather than on its patents.

The Company relies on patents, trademarks, international treaties and organizations, and foreign laws to protect and enforce its intellectual property. The Company continuously assesses whether to seek formal protection for particular innovation and technologies. As part of the Company's enforcement of its intellectual property, the Company entered into a royalty agreement during fiscal year 2005. The agreement resulted in a $40.0 million increase to the Company's revenues for past royalties. Under the terms of the agreement the Company also expects to earn future royalties, which are dependent on the other company's sales of licensed products, quarterly from July 2005 through June 2013.

As is common in the semiconductor industry, the Company has at times been notified of claims that it may be infringing patents issued to others. If it appears necessary or desirable, the Company may seek licenses under such patents, although there can be no assurance that all necessary licenses can be obtained by the Company on acceptable terms. In addition, from time to time the Company may negotiate with other companies to license patents, products or process technology for use in its business.

Research and Development

The Company's ability to compete depends in part upon its continued introduction of technologically innovative products on a timely basis. To facilitate this need, the Company has organized its product development efforts into four groups: power management, signal conditioning, mixed signal and high frequency. Linear Technology's product development strategy emphasizes a broad line of standard products to address a diversity of customer applications. The Company's research and development ("R&D") efforts are directed primarily at designing and introducing new products and to a lesser extent developing new processes and advanced packaging.

As of July 2, 2006, the Company had 950 employees involved in research, development and engineering related functions, as compared to 833 employees at the end of fiscal year 2005. Of these, 514 employees were engaged in new product design as compared to 445 employees at the end of fiscal year 2005. In recent years, the Company has opened remote design centers throughout the United States, Singapore, Malaysia and Germany as part of the Company's strategy of obtaining and retaining analog engineering design talent. For fiscal years 2006, 2005, and 2004, the Company spent approximately $160.8 million, $131.4 million and $104.6 million, respectively, on R&D. The increase in R&D expenses in fiscal year 2006 over fiscal year 2005 was primarily due to increases in stock-based compensation and labor expense due to increased headcount.

Government Sales

The Company currently has no material U.S. Government contracts.

Employees

As of July 2, 2006, the Company had 3,755 employees, including 390 in marketing and sales, 950 in research, development and engineering related functions, 2,318 in manufacturing and production, and 97 in management, administration and finance. The Company has never had a work stoppage, no employees are represented by a labor organization, and the Company considers its employee relations to be good.

Executive Officers of the Registrant

The executive officers of the Company, and their ages as of September 1, 2006, are as follows:

Name	Age	Position
Robert H. Swanson, Jr.	68	Executive Chairman of the Board of Directors
Lothar Maier	51	Chief Executive Officer
David B. Bell	50	President
Paul Chantalat	56	Vice President Quality and Reliability
Paul Coghlan	61	Vice President of Finance and Chief Financial Officer
Robert C. Dobkin	62	Vice President of Engineering and Chief Technical Officer
Alexander R. McCann	40	Vice President and Chief Operating Officer
Richard Nickson	56	Vice President of North American Sales
David A. Quarles	40	Vice President of International Sales
Donald Paulus	49	Vice President and General Manager, Power Products
Robert Reay	45	Vice President and General Manager, Mixed Signal Products

Mr. Swanson, a founder of the Company, has served as Executive Chairman of the Board of Directors since January 2005. Prior to that time he served as Chairman of the Board of Directors and Chief Executive Officer since April 1999, and prior to that time as President, Chief Executive Officer and a director of the Company since its incorporation in September 1981. From August 1968 to July 1981, he was employed in various positions at National Semiconductor Corporation ("National"), a manufacturer of integrated circuits, including Vice President and General Manager of the Linear Integrated Circuit Operation and Managing Director in Europe. Mr. Swanson has a B.S. degree in Industrial Engineering from Northeastern University.

Mr. Maier was named Chief Executive Officer of Linear Technology in January 2005. Prior to that, Mr. Maier served as the Company's Chief Operating Officer for more than five years. Before joining Linear Technology, Mr. Maier held various management positions at Cypress Semiconductor Corp. from 1983 to 1999, most recently as Senior Vice President and Executive Vice President of Worldwide Operations. He holds a B.S. degree in Chemical Engineering from the University of California at Berkeley.

Mr. Bell has served as President since June 2003. Prior to becoming President, Mr. Bell served as Vice President and General Manager of Power Products from January 2002 to June 2003 and as General Manager of Power Products from February 1999. From June 1994 to January 1999, he held the position of Manager of Strategic Product Development. From July 1991 to May 1994, he was employed as Director of Electrical Engineering at IDEO Product Development. Prior to July 1991, Mr. Bell was employed in various management and engineering positions at Bell Associates, Inc., Sydis, Inc., and Hewlett Packard, Inc. Mr. Bell has a B.S. degree in Electrical Engineering from the Massachusetts Institute of Technology.

Mr. Chantalat has served as Vice President of Quality and Reliability since July 1991. From January 1989 to July 1991, he held the position of Director of Quality and Reliability. From July 1983 to January 1989 he held the position of Manager of Quality and Reliability. From February 1976 to July 1983, he was employed in various positions at National where his most recent position was Group Manager of Manufacturing Quality Engineering. Mr. Chantalat received a B.S. and an M.S. in Electrical Engineering from Stanford University in 1970 and 1972, respectively.

Mr. Coghlan has served as Vice President of Finance and Chief Financial Officer of the Company since December 1986. From October 1981 until joining the Company, he was employed in various positions at GenRad, Inc., a manufacturer of automated test equipment, including Corporate Controller, Vice President of Corporate Quality and most recently Vice President and General Manager of the Structural Test Products Division. Before joining GenRad, Inc., Mr. Coghlan was associated with Price Waterhouse & Company in the United States and Paris, France for twelve years. Mr. Coghlan received a B.A. from Boston College in 1966 and an MBA from Babson College in 1968.

Mr. Dobkin, a founder of the Company, has served as Vice President of Engineering and Chief Technical Officer since April 1999, and as Vice President of Engineering from September 1981 to April 1999. From January 1969 to July 1981, he was employed in various positions at National, where his most recent position was Director of Advanced Circuit Development. Mr. Dobkin has extensive experience in linear integrated circuit design. Mr. Dobkin attended the Massachusetts Institute of Technology.

Mr. McCann was named Chief Operating Officer of Linear Technology in January 2005, prior to that Mr. McCann served as Vice President of Operations since January 2004. Prior to joining Linear, he was Vice President of Operations at NanoOpto Corporation in Somerset, NJ (2002-2003), Vice President of Worldwide Operations at Anadigics Inc. in Warren, NJ (1998-2002) and held various management positions at National Semiconductor UK Ltd. (1985-1998). Mr. McCann received a B.S. (equivalent) in Electrical and Electronic Engineering in 1985 from James Watt College and an MBA in 1998 from the University of Glasgow Business School.

Mr. Nickson has served as Vice President of North American Sales since October 2001. From July 2001 until October 2001 he was Director of USA Sales. From February 1998 until July 2001, he was European Sales Director. From August 1993 until January 1998, he held the position of Northwest Area Sales Manager. From April 1991 to August 1993, he was President and Co-founder of Focus Technical Sales. From August 1983 to April 1991, he served with National in various positions where his most recent position was Vice President of North American Sales. Mr. Nickson was Founder and President of Micro-Tex, Inc. from June 1980 to August 1983. Prior to 1980, Mr. Nickson spent seven years in semiconductor sales, including four years with Texas Instruments. He received a B.S. in Mathematics from Illinois Institute of Technology in 1971.

Mr. Quarles has served as Vice President of International Sales since August 2001. From October 2000 to August 2001, he held the position of Director of Marketing. From July 1996 to September 2000, he held the position of Director of Asia-Pacific Sales stationed in Singapore. From June 1991 to July 1996, he worked as a Sales Engineer and later as District Sales Manager for the Bay Area sales team. Prior to Linear, Mr. Quarles worked two years as a Sales Engineer at National. Mr. Quarles received a B.S. in Electrical Engineering in 1988 from Cornell University.

Mr. Paulus has served as Vice President and General Manager of Power Products since June 2003. He joined the Company in October 2001 as Director, Satellite Design Centers. Prior to joining the Company, he was a founder of Integrated Sensor Solutions, Inc. (ISS) serving as Vice President of Engineering and Chief Operating Officer from 1990 to 1999. ISS was acquired by Texas Instruments, Inc. (TI) in 1999, and Mr. Paulus served as TI's General Manager, Automotive Sensors and Controls in San Jose until October 2001. Prior to ISS, Mr. Paulus served in various engineering and management positions with Sierra Semiconductor (1989-1991), Honeywell Signal Processing Technologies (1984-1989) and Bell Laboratories (1979-1984). Mr. Paulus received a B.S. in Electrical Engineering from Lehigh University, an M.S. in Electrical Engineering from Stanford University and an MBA from the University of Colorado.

Mr. Reay has served as Vice President and General Manager of Mixed Signal Products since January 2002 and as General Manager of Mixed Signal Products since November 2000. From January 1992 to October 2000 he was the Design Engineering Manager responsible for a variety of product families including interface, supervisors, battery chargers and hot swap controllers. Mr. Reay joined Linear Technology in April 1988 as a design engineer after spending four years at GE Intersil. Mr. Reay received a B.S. and M.S. in electrical engineering from Stanford University in 1984.

ITEM 1A. RISK FACTORS

In addition to the risks discussed below and elsewhere in this "Business" section, see "Factors Affecting Future Operating Results" included in "Management's Discussion and Analysis" for further discussion of other risks and uncertainties that may affect the Company.

Semiconductor Industry. The semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The cyclical nature of the semiconductor industry may cause the Company to experience substantial period-to-period fluctuations in its results of operations.

Typically, the Company's ability to meet its revenue goals and projections is dependent to a large extent on the orders it receives from its customers within the period. Historically, the Company has maintained low lead times, which have enabled customers to place orders close to their true needs for product. In defining its financial goals and projections, the Company considers inventory on hand, backlog, production cycles and expected order patterns from customers. If the Company's estimates in these areas become inaccurate, it may not be able to meet its revenue goals and projections. In addition, some customers require the Company to manufacture product and have it available for shipment, even though the customer is unwilling to make a binding commitment to purchase all, or even some, of the product.

The semiconductor industry is characterized by rapid technological change, price erosion, occasional shortages of materials, capacity constraints, variations in manufacturing efficiencies, and significant expenditures for capital equipment and product development. New product introductions are a critical factor for future sales growth and sustained profitability. Although the Company believes that the high performance segment of the linear integrated circuit market is generally less affected by price erosion or by significant expenditures for capital equipment and product development than other semiconductor market sectors, future operating results may reflect substantial period-to-period fluctuations due to these or other factors.

Manufacturing. The Company relies on its internal manufacturing facilities located in California and Washington to fabricate most of its wafers; however, the Company is dependent on outside silicon foundries for a small portion of its wafer fabrication. The Company could be adversely affected in the event of a major earthquake, which could cause temporary loss of capacity, loss of raw materials, and damage to manufacturing equipment. Additionally, the Company relies on its internal and external assembly and testing facilities located in Singapore and Malaysia. The Company is subject to economic and political risks inherent to international operations, including changes in local governmental policies, currency fluctuations, transportation delays and the imposition of export controls or increased import tariffs. The Company could be adversely affected if any such changes are applicable to the Company's foreign operations.

The Company's manufacturing yields are a function of product design and process technology, both of which are developed by the Company. The manufacture and design of integrated circuits is highly complex. To the extent the Company does not achieve acceptable manufacturing yields or there are delays in wafer fabrication, its results of operations could be adversely affected.

Dependence on Independent Subcontractors and Foundries. A portion of the Company's wafers (approximately 20%) are processed by offshore independent assembly subcontractors located in Malaysia and Thailand. These subcontractors separate wafers into individual circuits and assemble them into various finished package types. Reliability problems experienced by the Company's assemblers could cause problems in delivery and quality resulting in potential product liability to the Company. The Company could also be adversely affected by political disorders, labor disruptions, and natural disasters in these locations.

The Company is dependent on outside silicon foundries for a small portion (less than 5%) of its wafer fabrication. If these foundries are unable or unwilling to produce adequate supplies of processed wafers conforming to the Company's quality standards, the Company's business and relationships with its customers for the limited quantities of products produced by these foundries could be adversely affected. Finding alternate sources of supply or initiating internal wafer processing for these products may not be economically feasible.

Worldwide Operations. During fiscal year 2006, 70% of the Company's revenues were derived from customers in international markets. Also, the Company has test and assembly facilities outside the United States in Singapore and Malaysia. Accordingly, the Company is subject to the economic and political risks inherent in international operations and their impact on the United States economy in general, including the risks associated with ongoing uncertainties and political and economic instability in many countries around the world as well as the economic disruption from acts of terrorism, and the response to them by the United States and its allies.

Litigation. The Company is subject to various legal proceedings arising out of a wide range of matters, including, among others, patent suits, securities issues and employment claims. From time to time, as is typical in the semiconductor industry, the Company receives notice from third parties alleging that the Company's products or processes infringe the third parties' intellectual property rights. If the Company is unable to obtain a necessary license, and one or more of its products or processes are determined to infringe intellectual property rights of others, a court might enjoin the Company from further manufacture and/or sale of the affected products. In that case, the Company would need to re-engineer the affected products or processes in such a way as to avoid the alleged infringement, which may or may not be possible. An adverse result in litigation arising from such a claim could involve an injunction to prevent the sales of a portion of the Company's products, a reduction or the elimination of the value of related inventories, and/or the assessment of a substantial monetary award for damages related to past sales. The Company does not believe that its current lawsuits will have a material impact on its business or financial condition. However, current lawsuits and any future lawsuits will divert resources and could result in the payment of substantial damages. In addition, the Company may incur significant legal costs to assert its intellectual property rights when the Company believes its products or processes have been infringed by third parties.

Protecting Proprietary Technology Rights. The Company's success depends in part to its proprietary technology. While the Company attempts to protect its proprietary technology through patents, copyrights and trade secret protection, the Company believes that its success also depends on increasing its technological expertise, continuing its development of new products and providing comprehensive support and service to its customers. However, the Company may be unable to protect its technology in all instances, or its competitors may develop similar or more competitive technology independently. The Company currently holds a number of United States and foreign patents and pending patent applications. However, other parties may challenge or attempt to invalidate or circumvent any patents the United States or foreign governments issue to the Company or these governments may fail to issue patents for pending applications. In addition, the rights granted or anticipated under any of these patents or pending patent applications may be narrower than the Company expects or, in fact provide no competitive advantages. The Company may incur significant legal costs to protect its intellectual property.

Lead-Free Parts. Customers are requiring that the Company offer its products in lead-free packages. Governmental regulations in certain countries and customers' intention to produce products that are less harmful to the environment has resulted in a requirement from many of the Company's customers to purchase integrated circuits that do not contain lead. The Company has responded by offering its products in lead-free versions. While the lead-free versions of the Company's products are expected to be more friendly to the environment, the ultimate impact is uncertain. The transition to lead-free products may produce sudden changes in demand depending on the packaging method used, which may result in excess inventory of products packaged using traditional methods. This may have an adverse effect on the Company's results of operations. In addition, the quality, cost and manufacturing yields of the lead free products may be less favorable compared to the products packaged using more traditional materials which may result in higher costs to the Company.

Key Personnel. The Company's performance is substantially dependent on the performance of its executive officers and key employees. The loss of the services of key officers, technical personnel or other key employees could harm the business. The success of the Company depends on its ability to identify, hire, train, develop and retain highly qualified technical and managerial personnel. Failure to attract and retain the necessary technical and managerial personnel could harm the Company.

Customer Purchasing Patterns. The Company generates revenue from thousands of customers worldwide and believes that its revenues are diversified by end-market and geographical region. However, the loss of, or a significant reduction of purchases by a portion of the Company's customer base could adversely affect the Company's results of operations. The Company can lose a customer due to a change in the customer's design or purchasing practices. In addition, the timing of customers inventory adjustments may adversely affect the Company's results of operations.

Competition. Linear Technology competes in the high performance segment of the linear market. The Company's competitors include among others, Analog Devices, Inc., Intersil, Maxim Integrated Products, Inc., National Semiconductor Corporation and Texas Instruments, Inc. Competition among manufacturers of linear integrated circuits is intense, and certain of the Company's competitors may have significantly greater financial, technical, manufacturing and marketing resources than the Company. The principal elements of competition include product performance, functional value, quality and reliability, technical service and support, price, diversity of product line and delivery capabilities. The Company believes it competes favorably with respect to these factors, although it may be at a disadvantage in comparison to larger companies with broader product lines and greater technical service and support capabilities.

Environmental regulations. Federal, state and local regulations impose various environmental controls on the storage, use, discharge and disposal of certain chemicals and gases used in semiconductor processing. The Company's facilities have been designed to comply with these regulations, and the Company believes that its activities conform to present environmental regulations. Increasing public attention has, however, been focused on the environmental impact of electronics manufacturing operations. While the Company to date has not experienced any materially adverse business effects from environmental regulations, there can be no assurance that changes in such regulations will not require the Company to acquire costly remediation equipment or to incur substantial expenses to comply with such regulations. Any failure by the Company to control the storage, use or disposal of, or adequately restrict the discharge of hazardous substances could subject it to significant liabilities.

Summary. Although the Company believes that it has the product lines, manufacturing facilities and technical and financial resources for its current operations, revenues and profitability can be significantly affected by the above and other factors. Additionally, the Company's common stock could be subject to significant price volatility should sales and/or earnings fail to meet the expectations of the investment community. Furthermore, stocks of high technology companies are subject to extreme price and volume fluctuations that are often unrelated or disproportionate to the operating performance of these companies.

ITEM 1B. UNRESOLVED STAFF COMMMENTS

None

ITEM 2. PROPERTIES

At July 2, 2006, the Company owned the major facilities described below:

No. of Bldgs	Location	Total Sq. Ft	Use
6	Milpitas, California	430,000	Executive and administrative offices, wafer fabrication, test and assembly operations, research and development, sales and marketing, and warehousing and distribution
1	Camas, Washington	105,000	Wafer fabrication
1	Chelmsford, Massachusetts	30,000	Research and development; sales and administration
1	Colorado Springs, Colorado	20,000	Research and development
2	Singapore (A)	260,000	Test and packaging operations, warehousing and distribution, research and development, and sales and administration
1	Malaysia (B)	130,000	Assembly operations, research and development

(A) Leases on the land used for this facility expire in 2021 through 2022 with an option to extend the lease for an additional 30 years. The Company completed the expansion of this facility in the first quarter of fiscal year 2006, which added an additional 117,000 square feet to the facility.

(B) Leases on the land used for this facility expire in 2054 through 2057. The Company is currently expanding this facility, which will add additional 90,000 square feet. The expansion will be completed in the third quarter of fiscal year 2007.

The Company leases design facilities located in: Bedford, New Hampshire; Raleigh, North Carolina; Burlington, Vermont; Santa Barbara, California; Grass Valley, California; Phoenix, Arizona, and Dallas, Texas. The Company leases sales offices in the United States in the areas of Seattle, Philadelphia, Raleigh, Chicago, Detroit, Dallas, Austin, Houston, Los Angeles, Irvine, San Diego, Minneapolis, Cleveland, Portland; and internationally in London, Stockholm, Helsinki, Ascheberg, Munich, Stuttgart, Paris, Milan, Tokyo, Nagoya, Osaka, Taipei, Singapore, Seoul, Hong Kong, Bejing, Shanghai and Shenzhen. See Note 7 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. The Company believes that its existing facilities are suitable and adequate for its business purposes through fiscal year 2007.

The Company will complete a new 20,000 square foot design center near Bedford, New Hampshire during the third quarter of fiscal year 2007. In fiscal year 2007, the Company will also begin expansion of the Colorado design center, which will add an additional 10,000 square feet.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business which consist of a wide range of matters, including, among others, patent suits, securities issues and employment claims. The Company does not believe that any of the current suits will have a material impact on its business or financial condition. However, current lawsuits and any future lawsuits will divert resources and could result in the payment of substantial damages.

The Company has previously disclosed in press releases that the Securities and Exchange Commission ("SEC") and the United States Justice Department have initiated informal inquiries into the Company's stock option granting practices. In addition, on September 5, 2006, the Company received an Information Document Request from the Internal Revenue Service ("IRS") concerning its stock option grants and grant practices. The Company is cooperating with the SEC, IRS and the Department of Justice. In addition, various current and former directors and officers of the Company have been named as defendants in two consolidated stockholder derivative actions filed in the United States District Court for the Northern District of California, captioned *In re Linear Technology Corporation Stockholder Derivative Litigation* (N.D. Cal.) (the "Federal Action"); and three substantially similar consolidated stockholder derivative actions filed in California state court, captioned *In re Linear Technology Corporation Stockholder Derivative Litigation* (Santa Clara County Superior Court) (the "State Action"). Plaintiffs in the Federal and State Actions allege that the defendant directors and officers backdated stock option grants during the period from 1997 through 2002. Both actions assert claims for breach of fiduciary duty and unjust enrichment. The Federal Action also alleges that the defendants breached their fiduciary duty by allegedly violating Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, while the State Action also alleges that certain of the defendants aided and abetted one another's alleged breach of fiduciary duty, wasted corporate assets, engaged in insider trading in connection with the purportedly backdated option grants, in violation of the California Corporations Code. Both Actions seek to recover unspecified money damages, disgorgement of profits and benefits, equitable relief and attorneys' fees and costs. The State Action also seeks restitution, rescission of certain defendants' option contracts, and imposition of a constructive trust over the option contracts. The Company is named as a nominal defendant in both the Federal and State Actions, thus no recovery against the Company is sought. The Company has engaged its outside counsel to represent it in the government inquiries and pending lawsuits.

The Company reviewed its historical option-granting practices and option grants with the assistance of outside counsel and an independent forensic accounting firm. The primary scope of the review covered the periods calendar year 1995 through 2006. Based on the findings of the review, the Company has concluded that there is no need to restate any previously filed financial statements. The review found no evidence of fraud or misconduct of any kind in the Company's practices in granting of stock options.

The allegations against the Company are largely based on statistical analyses where the underlying premise is that daily stock prices are essentially random. However, as is common with high growth technology companies, the Company's stock price is more volatile at and around earnings release dates. The Company granted its stock options on a quarterly basis in connection with its regularly scheduled board meetings. Board meetings are scheduled far in advance to coincide with the Company's quarterly earnings releases. The Company did not employ backdating.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the fourth quarter of fiscal year 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information regarding historical market, market price range and dividend information for the past two fiscal years may be found in Note 8 of Notes to Consolidated Financial Statements on this Annual Report on Form 10-K.

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of this Annual Report on Form 10-K.

The following table sets forth certain information with respect to common stock purchased by the Company for the three-month period ended July 2, 2006. In addition to the shares purchased in the table below, the Company also purchased a total of 3.8 million shares in the first, second and third quarters of fiscal year 2006. During fiscal year 2006, the Company purchased a total of 9.5 million shares of common stock for $342.8 million.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs(1)
Month #1 (April 3, 2006 – April 30, 2006)	3,500,000	$ 35.61	3,500,000	27,319,691
Month #2 (May 1, 2006 - May 28, 2006)	2,230,000	$ 34.75	2,230,000	25,089,691
Month #3 (May 29, 2006 – July 2, 2006)	--	--	--	--
Total	5,730,000	$ 35.27	5,730,000	25,089,691

(1) On July 25, 2006, the Company's Board of Directors authorized the Company to purchase up to an additional 20.0 million shares of its outstanding common stock in the open market over a two year time period. The 20.0 million shares authorized are included in the maximum number of shares that may yet be purchased under the plans or programs above. On July 26, 2005, the Company's Board authorized the Company to purchase up to 10.0 million shares of its outstanding common stock in the open market over a two year time period of which roughly 5.1 million are still available to purchase during fiscal year 2007.

ITEM 6. SELECTED FINANCIAL DATA

FIVE FISCAL YEARS ENDED JULY 2, 2006	2006	2005	2004	2003	2002
In thousands, except per share amounts					
Income statement information					
Revenues	$1,092,977	$1,049,694	$ 807,281	$ 606,573	$ 512,282
Net income*	428,680	433,974	328,171	236,591	197,629
Basic earnings per share*	1.40	1.41	1.05	0.76	0.62
Diluted earnings per share*	1.37	1.38	1.02	0.74	0.60
Weighted average shares outstanding – Basic	305,156	307,426	312,063	313,115	317,215
Weighted average shares outstanding – Diluted	313,285	315,067	321,456	321,375	328,538
Balance sheet information					
Cash, cash equivalents and short-term investments	$1,819,587	$1,790,912	$1,656,540	$1,593,567	$1,552,030
Total assets	2,390,895	2,286,234	2,087,703	2,056,879	1,988,433
Long-term debt	--	--	--	--	--
Cash dividends per share	$ 0.50	$ 0.36	$ 0.28	$ 0.21	$ 0.17

* The results for fiscal year 2006 were impacted by all forms of stock-based compensation as a result of the Company implementing Statement of Financial Accounting Standards 123(R) at the beginning of fiscal year 2006. For more information on Stock-Based Compensation see "Note 1. *Stock-Based Compensation*".

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Estimates

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require it to make estimates and judgments that significantly affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company regularly evaluates these estimates, including those related to stock-based compensation, inventory valuation, revenue recognition and income taxes. These estimates are based on historical experience and on assumptions that are believed by management to be reasonable under the circumstances. Actual results may differ from these estimates, which may impact the carrying values of assets and liabilities.

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of consolidated financial statements.

Stock-Based Compensation

Beginning in fiscal year 2006, the Company accounts for stock-based compensation arrangements in accordance with the provisions of Statement of Financial Accounting Standards 123(R) ("SFAS 123R"). Under SFAS 123R, compensation cost is calculated on the date of grant using the Black-Scholes valuation model. The compensation cost is then amortized straight-line over the vesting period. The Company uses the Black-Scholes valuation model to determine the fair value of its stock options at the date of grant. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected term, volatility, dividend yields and risk free interest rates that determine the stock options fair value. If actual results are not consistent with the Company's assumptions and judgments used in estimating the key assumptions, the Company may be required to increase or decrease compensation expense or income tax expense, which could be material to its results of operations. In addition, SFAS 123R requires forfeitures to be estimated at the time of grant. In subsequent periods, if actual forfeitures differ from the estimate, the forfeiture rate may be revised. The Company estimates forfeitures based on its historical activity, as it believes these forfeiture rates to be indicative of its expected forfeiture rate.

Inventory Valuation

The Company values inventories at the lower of cost or market. The Company records charges to write down inventories for unsalable, excess or obsolete raw materials, work-in-process and finished goods. Newly introduced parts are generally not valued until success in the market place has been determined by a consistent pattern of sales and backlog among other factors. The Company arrives at the estimate for newly released parts by analyzing sales and customer backlog against ending inventory on hand. The Company reviews the assumptions on a quarterly basis and makes decisions with regard to inventory valuation based on the current business climate. In addition to write-downs based on newly introduced parts, judgmental assessments are calculated for the remaining inventory based on salability, obsolescence, historical experience and current business conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could adversely affect operating results. If actual market conditions are more favorable, the Company may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on gross margin.

Revenue Recognition

Revenue from product sales made directly to customers is recognized upon the transfer of title, which generally occurs at the time of shipment. Revenue from the Company's sales to domestic distributors is generally recognized under agreements which provide for certain sales price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the domestic distributors sell the merchandise. The Company relieves inventory and records a receivable on the initial sale to the distributor as title has passed to the distributor and payment is collected on the receivable within normal trade terms. The income to be derived from distributor sales is recorded under current liabilities on the balance sheet as "Deferred income on shipments to distributors" until such time as the distributor confirms a final sale to its end customer.

The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. Revenue on these sales is recognized upon shipment at which time title passes. The Company has reserves to cover expected product returns. If product returns for a particular fiscal period exceed or are below expectations, the Company may determine that additional or less sales return allowances are required to properly reflect its estimated exposure for product returns. Generally, changes to sales return allowances have not had a significant impact on operating margin.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions, such as the tax benefit for export sales, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to the tax provision in a subsequent period.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional tax payments are probable. If the Company determines that payment of these amounts is unnecessary, in concert with a review of its total tax liabilities, it may reverse the liability and recognize a tax benefit during the period in which it determines that the liability is no longer necessary. The Company will also record an additional charge to its provision for taxes in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be. For a discussion of current tax matters, see "Note 6. Income Taxes" and "Note 7. Commitments and Contingencies" in Part II, Item 8 of this Form 10-K.

Results of Operations

Effective July 4, 2005, the Company adopted the provisions of SFAS 123R, which requires the Company to measure all employee stock–based compensation awards using a fair value method and record such expense in the consolidated financial statements. Prior to July 4, 2005, the Company accounted for stock–based compensation awards in accordance with Accounting Principles Board (APB) opinion No. 25. The Company implemented SFAS 123R using the modified prospective method. Under this method, periods prior to July 4, 2005 are not restated to reflect stock–based compensation using a fair value method. The adoption of SFAS 123R to some extent affects the comparability of financial performance between fiscal years 2006 and 2005.

The table below states the income statement items as a percentage of revenues and provides the percentage change of such items compared to the prior fiscal year amount.

	Fiscal Year Ended			Percentage Change	
	July 2, 2006	July 3, 2005	June 27, 2004	2006 Over 2005	2005 Over 2004
Revenues	100.0%	100.0%	100.0%	4%	30%
Cost of sales	21.8	20.9	23.0	9	18
Gross profit	78.2	79.1	77.0	3	34
Expenses:					
Research & development	14.7	12.5	13.0	22	26
Selling, general & administrative	11.9	10.4	9.9	19	37
	26.6	22.9	22.9	21	30
Operating income	51.6	56.2	54.1	(4)	35
Interest income, net	4.8	2.9	3.2	74	19
Income before income taxes	56.4%	59.1%	57.3%	(1)	34
Effective tax rates	30.5%	30.0%	29.0%		

Revenues for the twelve months ended July 2, 2006 were $1,093.0 million, an increase of $43.3 million or 4% over revenues of $1,049.7 million for fiscal year 2005. Fiscal year 2005 revenue had two components, net product sales of $1,009.7 million and as discussed below, royalty revenue of $40.0 million. Fiscal year 2006 revenues increased in the Company's industrial, high-end consumer and automotive end-markets and decreased in the computer end-market when compared to fiscal year 2005. The average selling price ("ASP") for fiscal year 2006 increased to $1.62 per unit over $1.44 per unit in fiscal year 2005. The increase in ASP over the prior year was due to a shift in the mix of products sold. Increases in sales of products that go into industrial and automotive end-markets that have higher ASP's were partially offset by a decrease in sales of products that go into the handset portion of the communication end-market and the computer end-market.

Geographically, international revenues were $760.4 million or 70% of revenues for the twelve months ended July 2, 2006, an increase of $29.4 million as compared to international revenues of $731.0 million or 70% of revenues for the same period in fiscal year 2005. Internationally, sales to Rest of the World ("ROW"), which is primarily Asia excluding Japan, represented $415.2 million or 38% of revenues, while sales to Europe and Japan were $191.7 million or 18% of revenues and $153.5 million or 14% of revenues, respectively. Domestic revenues were $332.6 million or 30% of revenues for the twelve months ended July 2, 2006, an increase of $13.9 million as compared to domestic revenues of $318.7 million or 30% of revenues in the same period in fiscal year 2005.

Royalty revenue included in revenue for fiscal year 2006 was not material. During the third quarter of fiscal year 2005, the Company entered into a long-term royalty agreement that accounted for $40.0 million of total revenues for the quarter and the fiscal year. The $40.0 million represented past royalties under the terms of a settlement and license agreement with another company. The Company expects to earn future royalties, which are dependent on sales of licensed products, quarterly through June 2013. Such ongoing quarterly royalty revenue is not expected to be material to each individual quarter's total revenue. The past royalty revenue recognized in the third quarter of fiscal year 2005 had related costs. Legal expenses were charged to research and development ("R&D") and selling and general administrative ("SG&A"); and profit sharing related to the past royalty was charged to cost of sales, R&D and SG&A.

Revenues for the twelve months ended July 3, 2005 were $1,049.7 million, an increase of $242.4 million or 30% over revenues of $807.3 million for the same period of the previous fiscal year. As mentioned above, the $242.4 million increase included a $40.0 million royalty. The increase in revenues was due to an increase in unit volume for the twelve-month period. Demand increased for the Company's products in each of its major end-markets, particularly in the industrial, communication and high-end consumer markets. The average selling price for the twelve months ended July 3, 2005 was relatively unchanged at $1.44 per unit as compared to $1.40 per unit in fiscal year 2004.

Geographically, international revenues were $731.0 million or 70% of revenues for the twelve months ended July 3, 2005, an increase of $161.3 million as compared to international revenues of $569.7 million or 71% of revenues for the same period in fiscal year 2004. Internationally, sales to ROW represented $414.3 million or 39% of revenues, while sales to Europe and Japan were $173.8 million or 17% of revenues and $142.9 million or 14% of revenues, respectively. Domestic revenues were $318.7 million or 30% of revenues for the twelve months ended July 3, 2005, an increase of $81.1 million as compared to domestic revenues of $237.6 million or 29% of revenues in the same period in fiscal year 2004. The $81.1 million increase in domestic revenues includes the $40.0 million royalty mentioned above.

Gross profit for the year ended July 2, 2006 was $854.6 million, an increase of $24.1 million or 3% over gross profit of $830.5 million in fiscal year 2005. Gross profit as a percentage of revenues decreased to 78.2% of revenues in fiscal year 2006 as compared to 79.1% of revenues in fiscal year 2005. The decrease in gross profit as a percentage of revenues in fiscal year 2006 was primarily due to increased costs related to stock-based compensation and profit sharing. In addition, the $40.0 million dollar royalty recognized in fiscal year 2005 caused a one-time improvement in gross profit as a percentage of revenues due to the royalty having minimal incremental production costs.

Gross profit for the year ended July 3, 2005 was $830.5 million, an increase of $209.2 million or 34% over gross profit of $621.3 million in fiscal year 2004. Gross profit as a percentage of revenues increased to 79.1% of revenues in fiscal year 2005 as compared to 77.0% of revenues in fiscal year 2004. The increase in gross profit as a percentage of revenues in fiscal year 2005 was primarily due to the favorable effect of fixed costs allocated across higher revenues. The $40.0 million dollar royalty also caused a one-time improvement in gross profit as a percentage of revenues due to the royalty having minimal incremental production costs.

R&D expense for the year ended July 2, 2006 was $160.8 million, an increase of $29.4 million or 22% over R&D expense of $131.4 million in fiscal year 2005. The increase in R&D was primarily due to costs related to stock-based compensation as required under SFAS 123R, which was adopted by the Company in fiscal year 2006. As a result, stock-based compensation increased $17.7 million over fiscal year 2005. In addition, R&D increased $9.1 million due to increases in employee compensation costs caused by increases in employee headcount and annual merit. Profit sharing increased $1.7 million. Other R&D expenses were up $0.9 million mainly due to mask costs and software maintenance agreements.

R&D expense for the year ended July 3, 2005 was $131.4 million, an increase of $26.8 million or 26% over R&D expense of $104.6 million in fiscal year 2004. The increase in R&D was primarily due to a $22.8 million increase in compensation costs. The increase in compensation expense related to increased headcount and annual merit increases totaled $6.8 million; the increase in compensation expense related to restricted stock grants totaled $7.0 million; and since the Company had better operating results, increased R&D profit sharing totaled $7.1 million. The related employer taxes and other fringe costs on these increases was $1.9 million. In addition to compensation costs, the Company had a $4.0 million increase in R&D related expenses such as third party technology licenses, legal fees, supplies, mask costs and test wafers.

SG&A expense for the year ended July 2, 2006 was $129.8 million, an increase of $20.4 million or 19% over SG&A expense of $109.4 million in fiscal year 2005. The increase in SG&A was primarily due to costs related to stock-based compensation as required under SFAS 123R, which was adopted by the Company in fiscal year 2006. As a result, stock-based compensation increased $10.8 million over fiscal year 2005. In addition, SG&A increased $6.8 million due to increases in employee compensation costs caused by increases in employee headcount and annual merit. Profit sharing increased $1.3 million. Other SG&A costs were up $1.5 million mainly due to legal and travel expenses.

SG&A expense for the year ended July 3, 2005 was $109.4 million, an increase of $29.4 million or 37% over SG&A expense of $80.0 million in fiscal year 2004. The increase in SG&A was due to a $20.8 million increase in compensation costs. Compensation costs related to increased headcount and annual merit increases totaled $3.5 million; compensation expense related to restricted stock grants totaled $11.0 million; and since the Company had better operating results, increased SG&A profit sharing totaled $5.2 million. The related employer taxes and other fringe costs on these increases was $1.1 million. In addition to compensation costs, the Company had a $5.5 million increase in legal expenses and a $3.1 million increase in expenses related to advertising, commissions for the Company's independent sales representatives and travel costs.

Interest income, net, for the twelve months ended July 2, 2006 was $52.9 million, an increase of $22.6 million or 74% over interest income, net of $30.3 million in fiscal year 2005. Interest income, net increased in fiscal year 2006 when compared to fiscal year 2005 primarily due to the higher average interest rate earned on the Company's average cash balance.

Interest income, net, increased 19% in fiscal year 2005 to $30.3 million from $25.5 million in fiscal year 2004. Interest income, net increased in fiscal year 2005 when compared to fiscal year 2004 due to the higher average interest rate earned on the Company's average cash balance; the interest income earned on the increase of the Company's average cash balance and the extra week of accrued interest income resulting from the 53-week work year.

The Company's effective tax rate was 30.5% in fiscal year 2006, 30% in fiscal year 2005 and 29% in fiscal year 2004. The increase in the tax rate from 30% in fiscal year 2005 to 30.5% in fiscal year 2006 is due to lower tax benefits received from the Company's export sales, as well as qualified research and development expenditures offset partially by an increase in tax exempt interest income and the new deduction received for domestic manufacturing activities. The tax rate is lower than the federal statutory rate primarily due to business activity in foreign jurisdictions with lower tax rates, tax-exempt interest income, domestic manufacturing deduction and the tax credits received by the Company for qualified R&D expenditures. During the first quarter of fiscal year 2006, the Malaysian government agreed to extend the Company's partial tax holiday through July 2015. In addition to the Malaysian tax holiday, the Company also has a partial tax holiday in Singapore through 2011 that may be extended through 2014 provided that the Company fulfills additional investment requirements in qualifying activities.

Factors Affecting Future Operating Results

Except for historical information contained herein, the matters set forth in this Annual Report on Form 10-K, including the statements in the following paragraphs, are forward-looking statements that are dependent on certain risks and uncertainties including such factors, among others, as the timing, volume and pricing of new orders received and shipped during the quarter, timely ramp-up of new facilities, the timely introduction of new processes and products, general conditions in the world economy and financial markets and other factors described below and in "Risks and Competition" located in the "Business" section of this Annual Report on Form 10-K.

Fiscal year 2006 was a good year for the Company. Revenues grew 4% over fiscal year 2005 and the Company achieved a 39% return on sales (net income/revenues) including the effects of all forms of stock-based compensation as a result of the Company implementing SFAS 123R in fiscal year 2006. The Company achieved record annual revenues of $1.09 billion during fiscal year 2006 with strong product sales growth in the last three quarters of the fiscal year. Looking forward, the first quarter of fiscal year 2007 is a difficult quarter to forecast. It is typically a slow quarter for industrial and communication businesses, yet should show growing strength in consumer oriented business as the build period for the holiday season begins.

The Company has previously disclosed in press releases that the Securities and Exchange Commission ("SEC") and the United States Justice Department have initiated informal inquiries into the Company's stock option granting practices. For more information see ITEM 3. "Legal Proceedings" of this Annual Report on Form 10-K.

Estimates of future performance are uncertain, and past performance of the Company may not be a good indicator of future performance due to factors affecting the Company, its competitors, the semiconductor industry and the overall economy. The semiconductor industry is characterized by rapid technological change, price erosion, cyclical market patterns, periodic oversupply conditions, occasional shortages of materials, capacity constraints, variations in manufacturing efficiencies and significant expenditures for capital equipment and product development. Furthermore, new product introductions and patent protection of existing products, as well as exposure related to patent infringement suits if brought against the Company, are factors that can influence future sales growth and sustained profitability. The Company's headquarters, and a portion of its manufacturing facilities and research and development activities and certain other critical business operations are located near major earthquake fault lines in California. Consequently, the Company could be adversely affected in the event of a major earthquake.

Although the Company believes that it has the product lines, manufacturing facilities and technical and financial resources for its current operations, sales and profitability could be significantly affected by factors described above and other factors. Additionally, the Company's common stock could be subject to significant price volatility should sales and/or earnings fail to meet expectations of the investment community. Furthermore, stocks of high technology companies are subject to extreme price and volume fluctuations that are often unrelated or disproportionate to the operating performance of these companies.

Liquidity and Capital Resources

At July 2, 2006, cash, cash equivalents and short-term investments totaled $1.8 billion and working capital was also $1.8 billion. The Company's accounts receivable balance increased $28.4 million from $125.9 million at the end of fiscal year 2005 to $154.3 million at the end of fiscal year 2006. The increase is due to higher revenues from product sales while day sales outstanding ("DSO") remained relatively unchanged at 48 days. Other non-current assets increased $7.9 million from $57.9 million at the end of fiscal year 2005 to $65.8 million at the end of fiscal year 2006 due to the Company making an investment in a digital power semiconductor company. This increase was partially offset by amortization of long-term technology licenses. The Company's accrued payroll and related benefits balance increased $5.7 million from $63.8 million at the end of fiscal year 2005 to $69.5 million at the end of fiscal year 2006. The increase is primarily due to increases in the Company's profit sharing accrual. The Company accrues for profit sharing on a quarterly basis while distributing payouts to employees on a semi-annual basis during the first and third quarters.

During fiscal year 2006, the Company generated $510.0 million of cash from operating activities, $68.6 million in proceeds from common stock issued under employee stock plans, and proceeds from net sales of short-term investments of $185.6 million. During fiscal year 2006, significant cash expenditures included the repurchasing $342.8 million of its common stock, payments of $153.9 million in cash dividends to stockholders, representing $0.10 per share per quarter for the first and second quarters and $0.15 per share per quarter for the third and fourth quarters, $69.4 million for the purchase of capital assets and the purchase of a long term equity investment of $13.4 million. In July, the Company's Board of Directors declared a quarterly cash dividend of $0.15 per share to be paid during the September quarter of fiscal year 2007. The payment of future dividends will be based on quarterly financial performance. In addition, at the July 2006 Board of Directors meeting, the Company's Board authorized the Company to repurchase up to an additional 20 million shares of its common stock over a two year period.

The Company has no debt and has historically satisfied its liquidity needs through cash generated from operations. Given its strong financial condition and performance, the Company believes that current capital resources and cash generated from operating activities will be sufficient to meet its liquidity and capital expenditures requirements for the foreseeable future.

Contractual Obligations

The Company did not have any significant contractual obligations other than operating leases as disclosed in Note 7 of Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

As of July 2, 2006, the Company had no off-balance sheet financing arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's cash equivalents and short-term investments are subject to market risk, primarily interest rate and credit risk. The Company's investments are managed by outside professional managers within investment guidelines set by the Company. Such guidelines include security type, credit quality and maturity and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The Company does not use derivative financial instruments in its investment portfolio. Based upon the weighted average duration of the Company's investments at July 2, 2006, a hypothetical 100 basis point increase in short-term interest rates would result in an unrealized loss in market value of the Company's investments totaling approximately $10.0 million. However, because the Company's debt securities are classified as available-for-sale, no gains or losses are recognized by the Company in its results of operations due to changes in interest rates unless such securities are sold prior to maturity. These investments are reported at fair value with the related unrealized gains or losses reported in accumulated other comprehensive income, a component of stockholders' equity. The Company generally holds securities until maturity.

The Company's sales outside the United States are transacted in U.S. dollars; accordingly, the Company's sales are not generally impacted by foreign currency rate changes. To date, fluctuations in foreign currency exchange rates have not had a material impact on the results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LINEAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

THREE YEARS ENDED JULY 2, 2006	2006	2005	2004
Revenues	$1,092,977	$ 1,049,694	$ 807,281
Cost of sales[1]	238,400	219,188	185,960
Gross profit	854,577	830,506	621,321
Expenses:			
Research and development [1]	160,849	131,429	104,620
Selling, general and administrative[1]	129,778	109,448	79,971
	290,627	240,877	184,591
Operating income	563,950	589,629	436,730
Interest income, net	52,858	30,335	25,483
Income before income taxes	616,808	619,964	462,213
Provision for income taxes	188,128	185,990	134,042
Net income	$ 428,680	$ 433,974	$ 328,171
Basic earnings per share	$ 1.40	$ 1.41	$ 1.05
Shares used in the calculation of basic earnings per share	305,156	307,426	312,063
Diluted earnings per share	$ 1.37	$ 1.38	$ 1.02
Shares used in the calculation of diluted earnings per share	313,285	315,067	321,456
Cash dividends per share	$ 0.50	$ 0.36	$ 0.28
[1] Includes stock-based compensation charges as follows			
Cost of sales	$ 8,307	$ 2,635	$ --
Research and development	24,864	7,111	--
Selling, general and administrative	21,884	11,036	--

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

JULY 2, 2006 AND JULY 3, 2005	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 541,060	$ 323,181
Short-term investments	1,278,527	1,467,731
Accounts receivable, net of allowance for doubtful accounts of $1,808 ($1,713 in 2005)	154,297	125,864
Inventories:		
Raw materials	4,095	3,664
Work-in-process	25,550	22,854
Finished goods	9,386	7,810
Total inventories	39,031	34,328
Deferred tax assets	44,682	38,298
Prepaid expenses and other current assets	19,539	17,907
Total current assets	2,077,136	2,007,309
Property, plant and equipment, at cost:		
Land, buildings and improvements	190,861	167,218
Manufacturing and test equipment	402,038	375,163
Office furniture and equipment	3,609	3,389
	596,508	545,770
Accumulated depreciation and amortization	(348,539)	(324,742)
Net property, plant and equipment	247,969	221,028
Other non-current assets	65,790	57,897
Total assets	$2,390,895	$ 2,286,234
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 14,574	$ 11,800
Accrued payroll and related benefits	69,451	63,787
Deferred income on shipments to distributors	48,013	43,708
Income taxes payable	84,629	68,389
Other accrued liabilities	20,159	20,055
Total current liabilities	236,826	207,739
Deferred tax liabilities	10,035	27,132
Other long-term liabilities	39,536	44,329
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value, 2,000 shares authorized; none issued or outstanding	--	--
Common stock, $0.001 par value, 2,000,000 shares authorized; 303,092 shares issued and outstanding at July 2, 2006 (306,587 shares at July 3, 2005)	303	307
Additional paid-in capital	1,063,143	926,456
Accumulated other comprehensive income, net of tax	(5,085)	(2,839)
Retained earnings	1,046,137	1,083,110
Total stockholders' equity	2,104,498	2,007,034
Total liabilities and stockholders' equity	$2,390,895	$ 2,286,234

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

THREE YEARS ENDED JULY 2, 2006	2006	2005	2004
Cash flow from operating activities:			
Net income	$ 428,680	$ 433,974	$ 328,171
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	49,272	48,837	48,745
Tax benefit received on the exercise of stock-based awards	9,846	37,591	35,746
Stock-based compensation	55,055	20,782	--
Change in operating assets and liabilities:			
Decrease (increase) in accounts receivable	(28,433)	(46,722)	952
Decrease (increase) in inventories	(3,603)	(1,624)	(610)
Decrease (increase) in deferred tax assets	(5,231)	(4,413)	7,809
Decrease (increase) in prepaid expenses and other current assets	(1,632)	890	267
Decrease (increase) in long-term assets	(1,316)	1,000	(2,750)
Increase (decrease) in accounts payable, accrued payroll and other accrued liabilities	3,749	2,751	21,225
Increase (decrease) in deferred income on shipments to distributors	4,305	1,846	(2,816)
Increase (decrease) in income taxes payable	16,462	(3,596)	18,707
Increase (decrease) in deferred tax liabilities	(17,154)	1,402	2,382
Cash provided by operating activities	510,000	492,718	457,828
Cash flow from investing activities:			
Purchase of short-term investments	(1,307,854)	(1,219,638)	(908,557)
Purchase of long-term investments	(13,400)	--	--
Proceeds from sales and maturities of short-term investments	1,493,494	1,204,225	897,550
Purchase of property, plant and equipment	(69,390)	(62,127)	(20,724)
Cash provided by (used in) investing activities	102,850	(77,540)	(31,731)
Cash flow from financing activities:			
Excess tax benefits received on the exercise of stock-based awards	33,069	--	--
Issuance of common stock under employee stock plans	68,603	72,651	60,626
Purchase of common stock	(342,769)	(257,218)	(331,937)
Payment of cash dividends	(153,874)	(110,972)	(87,520)
Cash used in financing activities	(394,971)	(295,539)	(358,831)
Increase in cash and cash equivalents	217,879	119,639	67,266
Cash and cash equivalents, beginning of period	323,181	203,542	136,276
Cash and cash equivalents, end of period	$ 541,060	$ 323,181	$ 203,542
Supplemental disclosures of cash flow information:			
Cash paid during the fiscal year for income taxes	$ 150,030	$ 154,482	$ 68,496

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

THREE YEARS ENDED JULY 2, 2006	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance at June 29, 2003	312,706	$ 313	$ 740,084	$ 6,950	$ 1,067,582	$ 1,814,929
Issuance of common stock for cash under employee stock option and stock purchase plans	4,253	4	60,622	---	---	60,626
Tax benefit from stock option transactions	---	---	35,746	---	---	35,746
Purchase and retirement of common stock	(8,411)	(8)	(21,289)	---	(310,640)	(331,937)
Cash dividends - $0.28 per share	---	---	---	---	(87,520)	(87,520)
Comprehensive income:						
Unrealized loss on available-for- sale investments, net of ($1,540) tax effect	---	---	---	(9,410)	---	(9,410)
Net income	---	---	---	---	328,171	328,171
Comprehensive income	---	---	---	---	---	318,761
Balance at June 27, 2004	308,548	309	815,163	(2,460)	997,593	1,810,605
Issuance of common stock for cash under employee stock option, restricted stock and stock purchase plans	5,078	5	72,646	---	---	72,651
Tax benefit from stock option transactions	---	---	37,591	---	---	37,591
Purchase and retirement of common stock	(7,039)	(7)	(19,726)	---	(237,485)	(257,218)
Cash dividends - $0.36 per share	---	---	---	---	(110,972)	(110,972)
Stock-based compensation expense	---	---	20,782	---	---	20,782
Comprehensive income:						
Unrealized loss on available-for- sale investments, net of ($1,841) tax effect	---	---	---	(379)	---	(379)
Net income	---	---	---	---	433,974	433,974
Comprehensive income	---	---	---	---	---	433,595
Balance at July 3, 2005	306,587	307	926,456	(2,839)	1,083,110	2,007,034
Issuance of common stock for cash under employee stock option, restricted stock and stock purchase plans	6,041	6	68,597	---	---	68,603
Tax benefit from stock option transactions	---	---	42,915	---	---	42,915
Purchase and retirement of common stock	(9,536)	(10)	(30,980)	---	(311,779)	(342,769)
Cash dividends - $0.50 per share	---	---	---	---	(153,874)	(153,874)
Stock-based compensation expense	---	---	56,155	---	---	56,155
Comprehensive income:						
Unrealized loss on available-for- sale investments, net of ($3,159) tax effect	---	---	---	(2,246)	---	(2,246)
Net income	---	---	---	---	428,680	428,680
Comprehensive income	---	---	---	---	---	426,434
Balance at July 2, 2006	303,092	$ 303	$ 1,063,143	($5,085)	$ 1,046,137	$ 2,104,498

See accompanying notes

Note 1. Description of Business and Significant Accounting Policies

Description of Business

Linear Technology Corporation designs, manufactures and markets a broad line of standard high performance linear integrated circuits. Applications for the Company's products include telecommunications, cellular telephones, networking products, notebook computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, complex medical devices, automotive electronics, factory automation, process control, and military and space systems. The Company was organized and incorporated in 1981.

Basis of Presentation

The Company operates on a 52/53-week fiscal year ending on the Sunday nearest June 30. Fiscal year 2006 was a 52-week year, fiscal year 2005 was a 53-week year, and fiscal year 2004 was a 52-week year. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant inter-company accounts and transactions. Accounts denominated in foreign currencies have been translated using the U.S. dollar as the functional currency.

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents and Short-term Investments

Cash equivalents are highly liquid investments purchased with original maturities of three months or less at the time of purchase. Investments with maturities over three months at the time of purchase are classified as short-term investments.

The Company accounts for its investment instruments in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." At July 2, 2006 and July 3, 2005, all of the Company's short-term investments in debt securities were classified as available-for-sale under SFAS 115. Short-term investments consist primarily of highly liquid debt securities with a maturity of greater than three months when purchased. The Company classifies investments with maturities greater than twelve months as short-term as it considers all investments as a potential source of operating cash regardless of maturity date. The Company's debt securities are carried at fair market value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. The fair value of investments is determined using quoted market prices for those securities.

Concentrations of Credit Risk

The Company's investment policy restricts investments to high credit quality investments with maturities of three years or less and limits the amount invested with any one issuer. Concentrations of credit risk with respect to accounts receivable are generally not significant due to the diversity of the Company's customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, primarily letters of credit, as deemed necessary.

No single end customer has accounted for 10% or more of the Company's revenues. The Company's primary domestic distributor, Arrow Electronics, accounted for 14% of revenues during fiscal year 2006 and 15% of accounts receivable as of July 2, 2006; 13% of revenues during fiscal year 2005 and 18% of accounts receivable as of July 3, 2005; 15% of revenues during fiscal year 2004 and 20% of accounts receivable as of June 27, 2004. Distributors are not end customers, but rather serve as a channel of sale to many end users of the Company's products. No other distributor or end customer accounted for 10% or more of revenues for fiscal years 2006, 2005, and 2004.

The Company's assets, liabilities and cash flows are predominantly U.S. dollar denominated, including those of its foreign operations. However, the Company's foreign subsidiaries have certain assets, liabilities and cash flows that are subject to foreign currency risk. The Company considers this risk to be minor and, for the three years ended July 2, 2006, did not utilize derivative instruments to hedge foreign currency risk or for any other purpose. Gains and losses resulting from foreign currency fluctuations are recognized in income currently and were not material for all periods presented.

Inventories

The Company values inventories at the lower of cost or market on a first-in, first-out basis. The Company records charges to write-down inventories for unsalable, excess or obsolete raw materials, work-in-process and finished goods. Newly introduced parts are generally not valued until success in the market place has been determined by a consistent pattern of sales and backlog among other factors. In addition to write-downs based on newly introduced parts, judgmental assessments are calculated for the remaining inventory based on salability, obsolescence, historical experience and current business conditions.

Property, Plant and Equipment and Other Non-Current Assets

Depreciation for property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets (3-7 years for equipment and 10-30 years for buildings and building improvements). Leasehold improvements are amortized over the shorter of the asset's useful life or the expected term of the lease. Depreciation and amortization expense for fiscal years 2006, 2005 and 2004 were $42.4 million, $42.2 million and $43.1 million, respectively.

Other non-current assets principally relate to technology agreements, a long-term investment in a private company, and non-current deferred tax assets. Technology agreements are generally amortized over their contractual periods, primarily 3 to 10 years using the straight-line method of amortization. The Company's investment in a private company of $13.4 million is accounted for under the cost method and will be reviewed for impairment whenever events or changes in circumstance indicate the carrying value amount may not be recoverable. Non-current deferred tax assets totaled $10.7 million as of July 2, 2006. Non-current deferred tax assets relate to stock-based compensation.

The Company performs reviews of its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying value amount may not be recoverable or that the useful life is shorter than originally estimated.

Long-lived assets by geographic area were as follows, net of accumulated depreciation:

In thousands	July 2, 2006	July 3, 2005
United States	$ 177,584	$ 164,095
Malaysia	28,404	25,383
Singapore	41,981	31,550
Total long-lived assets	$ 247,969	$ 221,028

Advertising Expense

The Company expenses advertising costs in the period in which they occur. Advertising expenses for fiscal years 2006, 2005 and 2004 were approximately $7.1 million, $7.1 million and $6.2 million, respectively.

Revenue Recognition

The Company recognizes revenues when the earning process is complete, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. Revenue from the Company's sales to domestic distributors is recognized under agreements which provide for certain sales price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the domestic distributors sell the merchandise. The Company relieves inventory and records a receivable on the initial sale to the distributor as title has passed to the distributor and payment is collected on the receivable within normal trade terms. The income to be derived from distributor sales is recorded under current liabilities on the balance sheet as "Deferred income on shipments to distributors" until such time as the distributor confirms a final sale to its end customer. The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. Revenue on these sales is recognized upon shipment at which time title passes. The Company estimates international distributor returns based on historical data and current business expectations and defers a portion of international distributor sales and costs based on these estimated returns.

Product Warranty and Indemnification

The Company's warranty policy provides for the replacement of defective parts. In certain large contracts, the Company has agreed to negotiate in good faith a warranty expense in the event that an epidemic failure of its parts were to take place. To date there have been no such occurrences. Warranty expense historically has been negligible.

The Company provides a limited indemnification for certain customers against intellectual property infringement claims related to the Company's products. In certain cases, there are limits on and exceptions to the Company's potential liability for indemnification relating to intellectual property infringement claims. To date, the Company has not incurred any significant indemnification expenses relating to intellectual property infringement claims. The Company cannot estimate the amount of potential future payments, if any, that the Company might be required to make as a result of these agreements, and accordingly, the Company has not accrued any amounts for its indemnification obligations.

Income Taxes

Financial Accounting Standards Board Statement No. 109 (SFAS 109), *"Accounting for Income Taxes"*, establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS 109, the Company recognizes federal, state and foreign current tax liabilities or assets based on its estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. The Company also recognizes federal, state and foreign deferred tax assets or liabilities, as appropriate, for its estimate of future tax effects attributable to temporary differences and carryforwards.

The Company's calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. The Company's estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where it operates, or changes in other facts or circumstances. In addition, the Company recognizes liabilities for potential United States and foreign income tax contingencies based on its estimate of whether, and the extent to which, additional taxes may be due. If the Company determines that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, the Company may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

Stock-Based Compensation

Stock Benefit Plans

The Company has two equity incentive plans (2005 Equity Incentive Plan and 2001 Nonstatutory Stock Option Plan) under which the Company may grant Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units. Under the plans, the Company may grant awards to employees, executive officers, directors and consultants who provide services to the Company. To date, the Company has only granted Nonstatutory Stock Options, Restricted Stock and Restricted Stock Units. At July 2, 2006, 17.5 million shares were available for grant under the 2005 Equity Incentive Plan and the 2001 Nonstatutory Stock Option Plan. Options generally become exercisable over a five-year period (generally 10% every six months.) Options granted prior to January 11, 2005 expire ten years after the date of grant; options granted after January 11, 2005 expire seven years after the date of the grant. The Company's restricted stock grants vest annually over a period of three (33% a year) to five years (20% a year) based upon continued employment with the Company.

In addition, the Company also has an Employee Stock Purchase Plan ("ESPP") that is currently available to employees only. The ESPP permits eligible employees to purchase common stock through payroll deductions at 85% of the fair market value of the common stock at the end of each six-month offering period. The offering periods commence on approximately May 1 and November 1 of each year. At July 2, 2006, 1.3 million shares were available for issuance under the ESPP.

For more information on Stock Benefit Plans and stock-based grants see "Note 4. Stockholders Equity".

Adoption of SFAS 123R

In fiscal year 2006, the Company began accounting for stock-based compensation arrangements in accordance with the provisions of Financial Accounting Standards Board Statement (FASB) No. 123(R) (SFAS 123R), "Share-Based Payment." Under SFAS 123R, compensation cost is calculated on the date of grant using the fair value of stock options as determined using the Black-Scholes valuation model. The Company amortizes the compensation cost straight-line over the vesting period, which is generally five years. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected term, volatility and forfeiture rates to determine the fair value of a stock option. The estimate of these key assumptions is based on historical information and judgment regarding market factors and trends.

Prior to fiscal year 2006, the Company accounted for stock options under the recognition and measurement provisions of APB Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations, as permitted by FASB Statement No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." No stock-based compensation was recognized on employee stock option grants or on shares issued under the Company's ESPP in the Consolidated Income Statement before July 4, 2005. However, as required by APB 25 the Company recognized stock-based compensation related to restricted stock grants prior to July 4, 2005. The Company began issuing restricted stock grants to employees during the first quarter of fiscal year 2005. The right to retain restricted shares generally vests annually over a period of three (33% a year) to five years (20% a year) based upon continued employment. Upon termination of employment the Company has the right to buy back unvested shares at the exercise price.

The Company adopted the fair value recognition provisions of SFAS 123R using the modified prospective transition method. Under the modified prospective transition method, prior periods are not restated for the effect of SFAS 123R. Commencing with the first quarter of fiscal year 2006, compensation cost includes all share-based payments granted prior to, but not yet vested as of July 4, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation for all share-based payments granted subsequent to July 4, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

As a result of adopting SFAS 123R on July 4, 2005, total stock-based compensation resulted in a $55.1 million decrease to income before income taxes for fiscal year 2006, and a decrease to net income of $38.3 million after tax. Total stock-based compensation includes the impact of stock options, restricted stock and the ESPP. Throughout fiscal year 2005 the Company, in accordance with APB 25, recognized the impact of restricted stock grants and restricted stock units in its reported financial results. Accordingly, the Company's income before and after income taxes for fiscal year 2006, were $31.0 million and $21.5 million lower, respectively, than if the Company had continued to account for share-based compensation under APB 25. These amounts represent solely the impact of stock options and the ESPP, since restricted stock is accounted for similarly under both APB 25 and SFAS 123R.

As of July 2, 2006 there was approximately $166.5 million of total unrecognized stock-based compensation cost related to share-based payments granted under the Company's stock-based compensation plans that will be recognized over a period of approximately five years. Future grants will add to this total, whereas quarterly amortization and the vesting of the existing grants will reduce this total.

There was no stock-based compensation expense recognized in fiscal year 2004. The table below outlines the effects of total stock-based compensation for fiscal years 2006 and 2005:

In thousands, except per share amounts	July 2, 2006	July 3, 2005
Stock-based compensation	$ 55,055 [(1)]	$ 20,782
Tax effect on stock-based compensation	(16,792)	(6,235)
Net effect on net income	$ 38,263	$ 14,547
Effect on earnings per share		
Basic	$ 0.13	$ 0.05
Diluted	$ 0.12	$ 0.05
Shares used in basic EPS	305,156	307,426
Shares used in diluted EPS	313,285 [(2)]	315,067

[(1)] Stock-based compensation includes the effects of stock options, restricted stock, restricted stock units and the ESPP.

[(2)] As a result of adopting SFAS 123R, the shares used in calculating diluted earnings per share for the fiscal year ended July 2, 2006, increased 1.9 million as compared to the diluted shares calculated under APB 25 due to the change in the diluted shares calculation under the treasury stock method of SFAS 123R.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS 123R requires the cash flows resulting from the tax benefits caused by tax deductions in excess of deferred tax assets (hypothetical and actual), which are recorded for stock-based compensation costs (excess tax benefits), to be classified as financing cash flows. The $33.1 million excess tax benefit classified as a financing cash inflow for the fiscal year ended July 2, 2006 would have been classified as an operating cash inflow if the Company had not adopted SFAS 123R.

The Company issues new shares of common stock upon exercise of stock options. For the fiscal year ended July 2, 2006, 5.2 million stock options were exercised for a gain (aggregate intrinsic value) of $127.0 million determined as of the date of option exercise.

Determining Fair Value

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions in the following table. Expected volatilities are based on implied volatilities from traded options on the Company's stock. Expected volatility was lower for fiscal year 2006 when compared to fiscal year 2005 because the Company changed its expected volatility assumption from historical volatility to implied volatility during fiscal year 2005. The Company believes that implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. The Company uses the simplified calculation of expected life, described in the SEC's Staff Accounting Bulletin 107, as the Company shortened the contractual life of employee stock options from ten years to seven years. The dividend yield is determined by dividing the expected per share dividend during the coming year by the average fair market value of the stock during the quarter. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The estimated fair value of the employee stock options is amortized to expense using the straight-line method over the vesting period.

The financial effect of options granted was estimated using the Black-Scholes valuation model. The following assumptions were used in valuing the options for fiscal year 2006, 2005 and 2004:

	July 2, 2006	July 3, 2005	June 27, 2004
Expected lives in years	4.9	5.6	6.9
Expected volatility	28.1%	42.3%	67.0%
Dividend yields	1.2%	0.8%	0.7%
Risk free interest rates	4.2%	3.6%	3.1%
Weighted-average grant date fair value	$10.75	$15.21	$26.06

Pro forma Disclosures

As stated above, the Company implemented SFAS 123R in its financial statements for fiscal year 2006 and was not required to restate results for prior periods. However, the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's stock option plans for the fiscal years ended July 3, 2005 and June 27, 2004. Stock-based compensation for restricted stock grants resulted in a decrease to income before income taxes of $14.5 million in fiscal year 2005. Prior to fiscal year 2005, there were no restricted stock grants and accordingly, no stock-based compensation cost was recognized in fiscal year 2004. For purposes of the pro forma disclosure, the value of the options is estimated using the Black-Scholes valuation model and amortized to expense using a straight-line method over the options' vesting periods.

In thousands, except per share amounts	July 3, 2005	June 27, 2004
Net income, as reported	$ 433,974	$ 328,171
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	14,547	--
Deduct: Total stock-based compensation expense determined under the fair value method, net of tax	(137,816)	(75,207)
Pro forma net income	$ 310,705	$ 252,964
Earning per share:		
Basic-as reported	$ 1.41	$ 1.05
Basic-pro-forma	$ 1.01	$ 0.81
Diluted-as reported	$ 1.38	$ 1.02
Diluted-pro-forma	$ 0.99	$ 0.79

Earnings Per Share

Basic earnings per share is calculated using the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated using the weighted average shares of common stock outstanding, plus the dilutive effect of restricted stock and stock options, calculated using the treasury stock method. The dilutive effect of stock options and restricted stock was 8,129,000, 7,641,000, and 9,393,000 shares for fiscal years 2006, 2005, and 2004, respectively. The weighted average diluted common shares outstanding for fiscal years 2006, 2005, and 2004 excludes the dilutive effect of approximately 18,098,000, 12,352,000, and 9,069,000 options, respectively, since such options have an exercise price in excess of the average market value of the Company's common stock during the fiscal year.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Segment Reporting

The Company competes in a single operating segment, and as a result, no segment information has been disclosed outside of geographical information. Disclosures about products and services, and major customers are included above in Note 1.

Export sales by geographic area were as follows:

In thousands	July 2, 2006	July 3, 2005	June 27, 2004
Europe	$ 191,640	$ 173,823	$ 140,486
Japan	153,527	142,889	120,180
Rest of the World	415,195	414,276	309,050
Total export sales	$ 760,362	$ 730,988	$ 569,716

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation Number 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No.109." The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of the provisions of FIN 48 is required for the Company beginning in the first quarter of fiscal year 2008. The Company is evaluating the impact this statement will have on its consolidated financial statements.

Note 2. Short-term Investments

The following is a summary of cash equivalents and short-term investments at July 2, 2006 and July 3, 2005:

	July 2, 2006			
In thousands	Amortized Cost	Unrealized Gain	Unrealized (Loss) [(1)]	Fair Value
U.S. Treasury securities and obligations of U.S. government agencies	$ 307,812	$ --	$ (3,139)	$ 304,673
Municipal bonds	941,871	--	(4,457)	937,414
Corporate debt securities and other	371,956	--	(648)	371,308
Money market funds	136,441	--	--	136,441
Total	$ 1,758,080	$ --	$ (8,244)	$ 1,749,836
Amounts included in:				
Cash equivalents	$ 471,309	$ --	$ --	$ 471,309
Short-term investments	1,286,771	--	(8,244)	1,278,527
Total securities	$ 1,758,080	$ --	$ (8,244)	$ 1,749,836

In thousands	July 3, 2005 Amortized Cost	Unrealized Gain	Unrealized (Loss) [1]	Fair Value
Publicly traded equity securities	$ 524	$ 1,920	$ --	$ 2,444
U.S. Treasury securities and obligations of U.S. government agencies	654,056	10	(2,900)	651,166
Municipal bonds	701,469	--	(3,000)	698,469
Corporate debt securities and other	271,092	2	(712)	270,382
Money market funds	116,540	--	--	116,540
Total	$ 1,743,681	$ 1,932	$ (6,612)	$ 1,739,001
Amounts included in:				
Cash equivalents	$ 271,270	$ --	$ --	$ 271,270
Short-term investments	1,472,411	1,932	(6,612)	1,467,731
Total securities	$ 1,743,681	$ 1,932	$ (6,612)	$ 1,739,001

[1] The Company evaluated the nature of the investments with a loss position at July 2, 2006 and July 3, 2005, which are primarily obligations of the U.S. government and its agencies, municipal bonds and U.S. corporate notes. In evaluating the investments the Company considered the duration of the impairments, and the amount of the impairments relative to the underlying portfolio and concluded that such amounts were not "other-than-temporary" as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company principally holds securities until maturity, however, they may be sold under certain circumstances. Unrealized losses on the investments greater than twelve months old were not significant as of July 2, 2006 and July 3, 2005.

The estimated fair value of short-term investments in debt securities by effective maturity date, is as follows:

In thousands	July 2, 2006	July 3, 2005
Due in one year or less	$ 515,719	$ 718,222
Due after one year through three years	762,808	747,065
Total	$ 1,278,527	$ 1,465,287

Note 3. Intangible Assets

The Company's intangible assets are a component of other non-current assets. The Company amortizes its intangible assets with definite lives over periods ranging from 3 to 10 years using the straight-line method of amortization. The weighted remaining amortization period at July 2, 2006 is 6.3 years. The Company's intangible assets consist of technology licenses only. Amortizable intangible assets at July 2, 2006 and July 3, 2005 are as follows:

In thousands	July 2, 2006	July 3, 2005
Gross carrying amount	$ 62,670	$ 61,070
Accumulated amortization	(21,023)	(14,199)
Total intangible assets	$ 41,647	$ 46,871

Amortization expense associated with intangible assets for fiscal year 2006 and fiscal year 2005 were $6.8 million and $6.7 million, respectively. Amortization expense for the net carrying amount of intangible assets at July 2, 2006 is estimated to be $7.4 million in fiscal year 2007, $7.4 million in fiscal year 2008, $6.2 million in fiscal year 2009, $5.7 million in fiscal year 2010, and $5.7 million in fiscal year 2011.

Note 4. Stockholders Equity

Stock Repurchases

At the July 25, 2006 Board of Directors meeting, the Company's Board of Directors authorized the Company to repurchase up to an additional 20.0 million shares of its common stock in the open market over the next two years. As of July 25, 2006, 25.1 million shares remain available for repurchase under the Company's stock repurchase program. The Company's shares are retired upon acquisition. The Company repurchases shares to reduce the dilution effect from the Company's stock benefit plans and to return excess cash to the Company's stockholders.

Shares repurchased in connection with the Board of Directors authorized stock repurchase program in fiscal years 2006, 2005 and 2004 are as follows:

In thousands	July 2, 2006	July 3, 2005	June 27, 2004
Number of shares of common stock repurchased	9,536	7,039	8,411
Total cost of repurchase	$342,769	$257,218	$331,937

Stock Benefit Plans

The Company has two equity incentive plans (2005 Equity Incentive Plan and 2001 Nonstatutory Stock Option Plan) under which the Company may grant Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units. Under the plans, the Company may grant awards to employees, executive officers, directors and consultants who provide services to the Company. To date, the Company has only granted Nonstatutory Stock Options, Restricted Stock and Restricted Stock Units. At July 2, 2006, 17.5 million shares were available for grant under the plans. Options generally become exercisable over a five-year period (generally 10% every six months.) Options granted prior to January 11, 2005 expire ten years after the date of grant; options granted after January 11, 2005 expire seven years after the date of the grant. The Company's restricted award grants vest annually over a period of three (33% a year) to five years (20% a year) based upon continued employment with the Company.

In addition, the Company also has an Employee Stock Purchase Plan ("ESPP") that is currently available to employees only. The ESPP permits eligible employees to purchase common stock through payroll deductions at 85% of the fair market value of the common stock at the end of each six-month offering period. The offering periods commence on approximately May 1 and November 1 of each year. At July 2, 2006, 1.3 million shares were available for issuance under the ESPP. During fiscal year 2006, 0.2 million shares were issued at a weighted-average price of $29.25 per share.

2005 Equity Incentive Plan. On November 2, 2005, the Company's stockholders approved the 2005 Equity Incentive Plan, to provide for the issuance of the Company's common stock. The plan enables the Company to issue Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performances Shares and Performance Units. Under the 2005 Equity Incentive Plan, the Company may grant awards to employees, executive officers, directors and consultants who provide services to the Company.

2001 Nonstatutory Stock Option Plan. In fiscal year 2001, the Company's Board of Directors approved the 2001 Nonstatutory Stock Option Plan ("2001 Plan"). The 2001 Plan provides for the granting of non-qualified equity awards to employees and consultants. The Company cannot grant awards under the 2001 Plan to directors or executive officers of the Company.

2005 Employee Stock Purchase Plan. On November 2, 2005, the Company's stockholders approved the 2005 Employee Stock Purchase Plan, to provide employees of the Company with an opportunity to purchase common stock of the Company through accumulated payroll deductions. The 1986 ESPP expired in fiscal year 2006. The 2005 ESPP is currently available to employees only. The maximum number of shares that may be issued to any one participant in any six-month offering period under the ESPP is currently 300 shares.

Stock Options

Options generally become exercisable over a five-year period (generally 10% every six months.) Options granted prior to January 11, 2005 expire ten years after the date of grant, options granted after January 11, 2005 expire seven years after the date of the grant. The following table summarizes the stock option activity and related information under all stock option plans:

	Stock Options Outstanding	Weighted Average Exercise Price	Weighted-Average Remaining Contract Life (Years)	Aggregate Intrinsic Value
Outstanding options, June 29, 2003	41,521,468	$24.58		
Granted	4,360,000	39.66		
Forfeited and expired	(824,630)	37.31		
Exercised	(4,063,488)	13.49		
Outstanding options, June 27, 2004	40,993,350	$27.03		
Granted	4,212,250	36.62		
Forfeited and expired	(715,225)	39.88		
Exercised	(4,770,747)	13.88		
Outstanding options, July 3, 2005	39,719,628	$29.39		
Granted	1,469,500	37.88		
Forfeited and expired	(866,778)	41.29		
Exercised	(5,204,818)	11.94		
Outstanding options, July 2, 2006	35,117,532	$32.04	4.67	$196,550,000
Vested and expected to vest at July 2, 2006	34,659,087	$31.99	4.40	$196,355,000
Options vested and exercisable at:				
June 27, 2004	29,134,480	$23.46		
July 3, 2005	32,433,491	28.48		
July 2, 2006	29,290,752	31.38	4.31	$190,586,000

The following table sets forth certain information with respect to employee stock options outstanding and exercisable at July 2, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Stock Options Exercisable	Weighted Average Exercise Price
$ 6.19 - $ 12.97	4,244,950	$12.68	1.44	4,244,950	$12.68
$ 14.63 - $ 23.11	2,934,050	17.28	2.28	2,842,850	17.09
$ 25.05 - $ 25.05	4,980,022	25.05	6.07	4,491,722	25.05
$ 27.88 - $ 31.98	3,799,990	28.83	3.71	3,463,410	28.63
$ 32.63 - $ 36.12	3,574,970	34.72	5.81	1,869,070	33.95
$ 36.52 - $ 37.79	3,565,500	37.06	6.14	1,419,000	37.16
$ 38.25 - $ 39.31	3,777,650	38.55	5.50	2,719,350	38.35
$ 39.75 - $ 45.66	3,937,250	41.78	6.53	3,937,250	41.78
$ 47.25 - $ 52.94	3,642,700	50.28	4.13	3,642,700	50.28
$ 55.88 - $ 55.88	660,450	55.88	4.29	660,450	55.88
$ 6.19 - $ 55.88	35,117,532	$32.04	4.67	29,290,752	$31.38

Restricted Stock

In addition to stock options, the Company also grants restricted shares and restricted stock units. The Company began issuing restricted awards during the first quarter of fiscal year 2005, to encourage employee retention. The right to sell the shares/units generally vests annually from 3 (33% per year) to 5 (20% per year) years based upon continued employment. Upon employee termination, the Company has the right to buy back unvested shares at the exercise price.

	Restricted Awards Outstanding	Weighted-Average Exercise Price
Outstanding awards, June 27, 2004	--	--
Granted	1,578,440	$37.05
Vested	(91,667)	37.05
Forfeited	(17,750)	37.05
Nonvested at July 3, 2005	1,469,023	$37.05
Granted	2,370,060	36.93
Vested	(611,956)	37.05
Forfeited	(55,602)	37.21
Nonvested at July 2, 2006	3,171,525	$36.96

Note 5. Retirement Plan

The Company has established a 401(k) retirement plan for its qualified U.S. employees. Under the plan, participating employees may defer up to 25% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. The Company contributes to qualified U.S. employees' 401k's as part of the Company's semi-annual profit sharing payouts. Contributions made by the Company to this plan were approximately $11.2 million, $10.1 million and $7.2 million in fiscal years 2006, 2005 and 2004, respectively.

Note 6. Income Taxes

The components of income before income taxes are as follows:

In thousands	July 2, 2006	July 3, 2005	June 27, 2004
United States operations	$556,643	$567,146	$422,786
Foreign operations	60,165	52,818	39,427
	$616,808	$619,964	$462,213

The provision for income taxes consists of the following:

In thousands	July 2, 2006	July 3, 2005	June 27, 2004
United States federal:			
Current	$185,110	$174,973	$117,024
Deferred	(15,019)	(4,459)	8,129
	170,091	170,514	125,153
State:			
Current	14,662	11,103	4,718
Deferred	(747)	430	2,324
	13,915	11,533	7,042
Foreign:			
Current	10,235	2,925	2,108
Deferred	(6,113)	1,018	(261)
	4,122	3,943	1,847
	$188,128	$185,990	$134,042

Actual current federal and state tax liabilities are lower than the amounts reflected above by the tax benefit from stock option activity and other stock awards of approximately $50,913,000, $37,591,000, and $35,746,000, for fiscal years 2006, 2005 and 2004, respectively. Deferred tax assets are reversed against taxes payable when stock-based awards are exercised, any windfall or shortfall tax benefits will be booked to the additional-paid-in-capital account ("APIC") to the extent the Company has adequate excess tax benefits ("APIC Pool") to absorb any shortfalls. If the Company does not have an adequate APIC Pool, the tax shortfalls will be booked to tax expense. The Company's tax benefit from stock-based award exercises is recorded as a reduction in current income taxes payable and an increase in additional-paid-in-capital to the extent that the gain on the exercise is greater than the fair value of the award.

The Company has elected to adopt the method as described under paragraph 81 of SFAS 123R to calculate the initial APIC pool. Accordingly, the Company has determined its initial APIC Pool by offsetting shortfalls, if any, related to stock-based compensation against net excess tax benefits that would have qualified if the Company had adopted SFAS 123 for recognition purposes for all stock awards granted, modified, or settled in cash for fiscal years beginning after December 15, 1994.

The provision for income taxes reconciles to the amount computed by applying the statutory U.S. Federal rate at 35% to income before income taxes as follows:

In thousands	July 2, 2006	July 3, 2005	June 27, 2004
Tax at U.S. statutory rate	$215,883	$216,987	$161,775
State income taxes, net of federal benefit	9,045	7,497	4,577
Earnings of foreign subsidiaries subject to lower rates	(8,739)	(8,101)	(6,676)
Tax-exempt interest income	(10,273)	(6,021)	(5,824)
Export sales benefit	(10,948)	(15,816)	(11,550)
Domestic manufacturing deduction	(4,144)	--	--
Other	(2,696)	(8,556)	(8,260)
	$188,128	$185,990	$134,042

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities recorded in the balance sheet as of July 2, 2006 and July 3, 2005 are as follows:

In thousands	July 2, 2006	July 3, 2005
Deferred tax assets:		
Inventory valuation	$13,935	$14,545
Deferred income on shipments to distributors	17,789	16,152
Taxes of foreign subsidiaries	--	6,910
Stock-based compensation	16,211	6,175
Other	7,491	5,542
Total deferred tax assets	55,426	49,324
Deferred tax liabilities:		
Depreciation and amortization	$ 5,328	$ 7,113
Unremitted earnings of subsidiaries	4,707	13,109
Interest income of subsidiaries	--	6,910
Total deferred tax liabilities	10,035	27,132
Net deferred tax assets	$45,391	$22,192

The Company has a partial tax holiday in Singapore whereby the local statutory rate is significantly reduced. The tax holiday is effective through August 2011 and may be extended through August 2014, if certain conditions are met. The Company has obtained a partial tax holiday in Malaysia, which is effective through July 2015.

The impact of the Singapore and Malaysia tax holidays was to increase net income by approximately $5,180,000 ($0.02 per diluted share) in fiscal year 2006, $4,811,000 ($0.02 per diluted share) in fiscal year 2005, and $4,271,000 ($0.01 per diluted share) in fiscal year 2004. The Company does not provide a residual U.S. tax on a portion of the undistributed earnings of its Singapore and Malaysia subsidiaries, as it is the Company's intention to permanently invest these earnings overseas. Should these earnings be remitted to the U.S. parent, additional U.S. taxable income would be approximately $42,123,000.

In October 2004, the American Jobs Creation Act of 2004 (the "Jobs Creation Act") was signed into law. The Jobs Creation Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In the fourth quarter of fiscal 2006, the Company distributed a cash dividend under the provisions of the Act from certain of its foreign subsidiaries totaling $266.4 million and recorded a related tax liability of approximately $14.0 million. This dividend did not have a significant impact on the Company's effective tax rate. This distribution does not change the Company's intention to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries in operations outside the United States.

The Internal Revenue Service (IRS) has examined the Company's consolidated income tax returns through the fiscal year ending July 1, 2001. As a result of the most recent examination for the five fiscal years ending July 1, 2001, the IRS has proposed certain adjustments to the amounts reflected by the Company as a tax benefit for its export sales. The Company disputes the proposed adjustments and intends to pursue the matter through applicable IRS and judicial procedures as appropriate (see "Note 7: Commitment and Contingencies").

The Company is currently under audit by the IRS for periods beginning July 02, 2001 and July 01, 2002. Management believes that an adequate amount of taxes and related interest and penalty, if any, have been provided for any adjustment that may result from these years.

Note 7. Commitments and Contingencies

Contractual Obligations

The Company leases certain of its facilities under operating leases, some of which have options to extend the lease period. In addition, the Company has entered into long-term land leases for the sites of its Singapore and Malaysia manufacturing facilities.

At July 2, 2006, future minimum lease payments under non-cancelable operating leases and land leases having an initial term in excess of one year were as follows: fiscal year 2007: $1.9 million; fiscal year 2008: $1.2 million; fiscal year 2009: $0.7 million; fiscal year 2010: $0.5 million; fiscal year 2011: $0.5 million; and thereafter: $3.3 million.

Total rent expense was $3.7 million, $4.9 million, and $4.7 million in fiscal years 2006, 2005 and 2004, respectively.

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business which consist of a wide range of matters, including, among others, patent suits, securities issues and employment claims. The Company does not believe that any of the current suits will have a material impact on its business or financial condition. However, current lawsuits and any future lawsuits will divert resources and could result in the payment of substantial damages.

The Company has previously disclosed in press releases that the Securities and Exchange Commission ("SEC") and the United States Justice Department have initiated informal inquiries into the Company's stock option granting practices. In addition, on September 5, 2006, the Company received an Information Document Request from the Internal Revenue Service ("IRS") concerning its stock option grants and grant practices. The Company is cooperating with the SEC, IRS and the Department of Justice. In addition, various current and former directors and officers of the Company have been named as defendants in two consolidated stockholder derivative actions filed in the United States District Court for the Northern District of California, captioned *In re Linear Technology Corporation Stockholder Derivative Litigation* (N.D. Cal.) (the "Federal Action"); and three substantially similar consolidated stockholder derivative actions filed in California state court, captioned *In re Linear Technology Corporation Stockholder Derivative Litigation* (Santa Clara County Superior Court) (the "State Action"). Plaintiffs in the Federal and State Actions allege that the defendant directors and officers backdated stock option grants during the period from 1997 through 2002. Both actions assert claims for breach of fiduciary duty and unjust enrichment. The Federal Action also alleges that the defendants breached their fiduciary duty by allegedly violating Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, while the State Action also alleges that certain of the defendants aided and abetted one another's alleged breach of fiduciary duty, wasted corporate assets, engaged in insider trading in connection with the purportedly backdated option grants, in violation of the California Corporations Code. Both Actions seek to recover unspecified money damages, disgorgement of profits and benefits, equitable relief and attorneys' fees and costs. The State Action also seeks restitution, rescission of certain defendants' option contracts, and imposition of a constructive trust over the option contracts. The Company is named as a nominal defendant in both the Federal and State Actions, thus no recovery against the Company is sought. The Company has engaged its outside counsel to represent it in the government inquiries and pending lawsuits.

The Company reviewed its historical option-granting practices and option grants with the assistance of outside counsel and an independent forensic accounting firm. The primary scope of the review covered the periods calendar year 1995 through 2006. Based on the findings of the review, the Company has concluded that there is no need to restate any previously filed financial statements. The review found no evidence of fraud or misconduct of any kind in the Company's practices in granting of stock options.

Tax Matters

The Internal Revenue Service (IRS) has examined the Company's consolidated income tax returns through the fiscal year ending July 1, 2001. As a result of the most recent examination for the five fiscal years ending July 1, 2001, the IRS has proposed certain adjustments to the amounts reflected by the Company as a tax benefit for its export sales. The Company disputes the proposed adjustments and intends to pursue the matter through applicable

IRS and judicial procedures as appropriate. If the IRS prevails in its position, the Company's federal income tax due for the five fiscal years ending July 1, 2001 will increase by approximately $24 million plus interest. The Company's income taxes payable includes an estimated amount to cover a portion of this potential liability. However, as the final outcome of the proposed adjustment is uncertain, there is a possibility that this matter will be resolved either more or less favorably and the adjustment, if any, may exceed the estimates provided for by the Company. Accordingly, the resolution of this matter may have a material adverse impact on the results of operations in the period in which the matter is ultimately resolved or in the period that the outcome becomes probable and reasonably estimable. However, the adjustment will not have a material adverse effect on the Company's financial position or cashflows.

Note 8. Quarterly Information (Unaudited)

In thousands, except per share amounts Quarter Ended Fiscal Year 2006	July 2, 2006	April 2, 2006	January 1, 2006	October 2, 2005
Revenues	$292,930	$278,888	$265,146	$256,013
Gross profit	229,315	218,867	206,381	200,014
Net income	115,680	110,555	103,264	99,181
Basic earnings per share	0.38	0.36	0.34	0.32
Diluted earnings per share	0.37	0.35	0.33	0.31
Cash dividends per share	0.15	0.15	0.10	0.10
Stock price range per share:				
High	36.98	39.35	39.82	41.67
Low	32.47	34.40	32.83	34.86

In thousands, except per share amounts Quarter Ended Fiscal Year 2005	July 3, 2005	April 3, 2005	January 2, 2005	September 26, 2004
Revenues	$255,811	$290,734	$250,121	$253,028
Gross profit	201,952	234,134	196,231	198,189
Net income	106,047	121,633	102,818	103,476
Basic earnings per share	0.35	0.39	0.33	0.34
Diluted earnings per share	0.34	0.39	0.33	0.33
Cash dividends per share	0.10	0.10	0.08	0.08
Stock price range per share:				
High	39.21	40.31	40.04	39.74
Low	35.43	36.15	35.71	34.42

The stock activity in the above table is based on the high and low closing prices. These prices represent quotations between dealers without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions. The Company's common stock is traded on the NASDAQ Global Market System under the symbol LLTC. At the July 25, 2006 Board of Directors meeting, the Board declared a quarterly cash dividend of $0.15 per share to be paid during the September quarter of fiscal year 2007. The payment of future dividends will be based on quarterly financial performance.

At July 2, 2006, there were approximately 1,703 stockholders of record.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Linear Technology Corporation

We have audited the accompanying consolidated balance sheets of Linear Technology Corporation as of July 2, 2006 and July 3, 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 2, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linear Technology Corporation at July 2, 2006 and July 3, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 2, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Linear Technology Corporation's internal control over financial reporting as of July 2, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 5, 2006 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, in fiscal year 2006, Linear Technology Corporation changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

/s/ Ernst & Young LLP

San Jose, California
September 5, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Linear Technology Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Linear Technology Corporation maintained effective internal control over financial reporting as of July 2, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Linear Technology Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Linear Technology Corporation maintained effective internal control over financial reporting as of July 2, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Linear Technology Corporation maintained, in all material respects, effective internal control over financial reporting as of July 2, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Linear Technology Corporation and our report dated September 5, 2006 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

San Jose, California
September 5, 2006

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information that the Company is required to disclose in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

The management of Linear Technology is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

The Company's management assessed the effectiveness of its internal control over financial reporting as of July 2, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework. Based on its assessment management believes that, as of July 2, 2006, the Company's internal control over financial reporting is effective based on the COSO criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of July 2, 2006 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Controls Over Financial Reporting

There was no change in the Company's internal controls over financial reporting that occurred during the fourth quarter of fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICER OF THE REGISTRANT

The information required by this item for the Company's directors is incorporated herein by reference to the 2006 Proxy Statement, under the caption "Proposal One - Election of Directors," and for the executive officers of the Company, the information is included in Part I hereof under the caption "Executive Officers of the Registrant." The information required by this item with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the 2006 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company had adopted a Code of Business Conduct and Ethics that applies to all of its employees, including its Chief Executive Officer, Chief Financial Officer, and its principal accounting officers. The Company's Code of Business Conduct and Ethics is posted on its website at http://www.linear.com/. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics by posting such information on its website, at the address specified above.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the 2006 Proxy Statement, under the section titled "Executive Officer Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the 2006 Proxy Statement, under the section titled "Beneficial Security Ownership of Directors, Executive Officers and Certain Other Beneficial Owners" and "Securities Authorized for Issuance Under Equity Compensation Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference to the 2006 Proxy Statement, under the section titled "Fees Billed To The Company By Ernst & Young LLP During The Fiscal Year Ended July 2, 2006."

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following consolidated financial statements are included in Item 8:

Consolidated Statements of Income for each of the three years in the period ended July 2, 2006
Consolidated Balance Sheets as of July 2, 2006 and July 3, 2005
Consolidated Statements of Cash Flows for each of the three years in the period ended July 2, 2006
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended July 2, 2006
Report of Independent Registered Public Accounting Firm

2. **Schedules**

VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions[1]	Balance at End of Period
Allowance for doubtful accounts:				
Year ended June 27, 2004	$1,762	$ --	$ --	$1,762
Year ended July 3, 2005	$1,762	$ --	$ 49	$1,713
Year ended July 2, 2006	$1,713	$ 300	$ 205	$1,808

(1) Write-offs of doubtful accounts.

Schedules other than the schedule listed above have been omitted since they are either not required or the information is included elsewhere.

3. **Exhibits**

The Exhibits which are filed with this report or which are incorporated by reference herein are set forth in the Exhibit Index.

(c) **Exhibit Index**

3.1 Certificate of Incorporation of Registrant. (9)

3.4 Amended and Restated Bylaws of Registrant (13)

10.1 1981 Incentive Stock Option Plan, as amended, and form of Stock Option Agreements, as amended (including Restricted Stock Purchase Agreement).(*)(3)

10.11 Agreement to Build and Lease dated January 8, 1986 between Callahan-Pentz Properties, McCarthy Six and the Registrant.(1)

10.25 1986 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement.(*)(2)

10.35 1988 Stock Option Plan, as amended, form of Incentive Stock Option Agreement, as amended, and form of Non-statutory Stock Option Agreement, as amended.(*)(6)

10.36 Form of Indemnification Agreement. (9)

10.45 Land lease dated March 30, 1993 between the Registrant and the Singapore Housing and Development Board.(4)

10.46 Land lease dated November 20, 1993 between the Registrant and the Penang Development Corporation. (5)

10.47 1996 Incentive Stock Option Plan, form of Incentive Stock Option Agreement and form of Nonstatutory Stock Option Agreement.(*) (7)

10.48 1996 Senior Executive Bonus Plan, as amended July 25, 2000.(*) (8)

10.49 2001 Nonstatutory Stock Option Plan, as amended July 23, 2002, and form of Stock Option Agreement. (*)(11)

10.50 Amended and Restated Employment Agreement between Registrant and Robert H. Swanson, Jr. Dated October 18, 2005 (*) (14)

10.51 Employment Agreement dated January 15, 2002 between the Registrant and Paul Coghlan. (*) (10)

10.52 Employment Agreement dated January 15, 2002 between the Registrant and Robert C. Dobkin. (*) (10)

10.53 2005 Equity Incentive Plan, form of Stock Option Agreement, form of Restricted Stock Agreement, and form of Restricted Stock Unit Agreement (*) (15)

10.54 2005 Employee Stock Purchase Plan and enrollment form (*) (12)

21.1 Subsidiaries of Registrant.

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Power of Attorney

31.1 Certification of Chief Executive Officer.

31.2 Certification of Chief Financial Officer.

32.1 Certification of Lothar Maier and Paul Coghlan Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

(*) The item listed is a compensatory plan of the Company.

(1) Incorporated by reference to identically numbered exhibits filed in response to Item 16(a), "Exhibits" of the Registrant's Registration Statement on Form S-1 and Amendment No. 1 and Amendment No. 2 thereto (File No. 33-4766), which became effective on May 28, 1986.

(2) Incorporated by reference to identically numbered exhibit filed in response to Item 6, "Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 1997.

(3) Incorporated by reference to identically numbered exhibit filed in response to Item 6, "Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 30, 1990.

(4) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits" of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 27, 1993.

(5) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits" of the Registrant's Annual Report on Form 10-K for the fiscal year ended July 3, 1994.

(6) Incorporated by reference to identically numbered exhibit filed in response to Item 6, "Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 1994.

(7) Incorporated by reference to Exhibits 4.1 and 4.2 of the Registrant's Registration Statement on Form S-8 filed with the Commission on July 30, 1999.

(8) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits" of the Registrant's Annual Report on Form 10-K for the fiscal year ended July 2, 2000.

(9) Incorporated by reference to identically numbered exhibit filed in response Item14(a)(3) "Exhibits" of the Registrant's Annual Report on Form 10-K for the fiscal year ended July 1, 2001.

(10) Incorporate by reference to identically numbered exhibit filed in response to Item 6 " Exhibits and Reports on Form 8-K" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(11) Incorporate by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits" of the Registrants's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

(12) Incorporated by reference to the Registrant's Statement on Form S-8 filed with the Securities and Exchange Commission on September 30, 2005.

(13) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2005.

(14) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2005.

(15) Incorporate by reference to identically numbered exhibit filed in response to Item 6 " Exhibits" of the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 2005.

Exhibit 24.1

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

LINEAR TECHNOLOGY CORPORATION
(Registrant)

By: /s/ Lothar Maier
Lothar Maier
Chief Executive Officer
September 8, 2006

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Lothar Maier and Paul Coghlan, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Lothar Maier
Lothar Maier
Chief Executive Officer
(Principal Executive Officer)
September 8, 2006

/s/ Paul Coghlan
Paul Coghlan
Vice President of Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
September 8, 2006

/s/ Robert H. Swanson, Jr.
Robert H. Swanson, Jr.
Executive Chairman of the Board
September 8, 2006

/s/ Thomas S. Volpe
Thomas S. Volpe
Director
September 8, 2006

/s/ David S. Lee
David S. Lee
Director
September 8, 2006

/s/ Richard M. Moley
Richard M. Moley
Director
September 8, 2006

/s/ Leo T. McCarthy
Leo T. McCarthy
Director
September 8, 2006

Exhibit 21.1

LINEAR TECHNOLOGY CORPORATION

LIST OF SUBSIDIARIES

1. Linear Technology (U.K.) Limited
2. Linear Technology KK
3. Linear Technology GmbH
4. Linear Technology S.A.R.L.
5. Linear Technology PTE
6. Linear Technology Foreign Sales Corporation
7. Linear Technology (Taiwan) Corporation
8. Linear Technology Korea
9. Linear Semiconductor Sdn Bhd
10. Linear Technology A.B. (Sweden)
11. Linear Technology Corporation Limited (Hong Kong)
12. Linear Technology S.r.l. (Italy)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-8306, 33-27367, 33-37432, 333-40595, 33-57330, 33-58745, 333-84149, 333-60946, 333-102542, 333-128747, 333-129856) pertaining to the 1986 Employee Stock Purchase Plan, 1981 Incentive Stock Option Plan, 1988 Incentive Stock Option Plan, 1996 Incentive Stock Option Plan, 2001 Nonstatutory Stock Option Plan and Form of Stock Option Agreement of Linear Technology Corporation, 2005 Employee Stock Purchase Plan, and 2005 Equity Incentive Plan of our reports dated September 5, 2006, with respect to the consolidated financial statements and schedule of Linear Technology Corporation, Linear Technology Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Linear Technology Corporation included in this Annual Report (Form 10-K) for the year ended July 2, 2006.

/s/ Ernst & Young LLP

San Jose, California
September 7, 2006

Exhibit 31.1

CERTIFICATION PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Principal Executive Officer

I, Lothar Maier, certify that:

1) I have reviewed this Annual Report on Form 10-K of Linear Technology Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2006

/s/ Lothar Maier
Lothar Maier
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Principal Financial Officer and Principal Accounting Officer

I, Paul Coghlan, certify that:

1) I have reviewed this Annual Report on Form 10-K of Linear Technology Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2006

/s/ Paul Coghlan
Paul Coghlan
Vice President of Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Lothar Maier, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Linear Technology Corporation on Form 10-K for the fiscal year ended July 2, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Linear Technology Corporation.

Date: September 8, 2006

By: /s/ Lothar Maier
Name: Lothar Maier
Title: Chief Executive Officer

I, Paul Coghlan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Linear Technology Corporation on Form 10-K for the fiscal year ended July 2, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Linear Technology Corporation.

Date: September 8, 2006

By: /s/ Paul Coghlan
Name: Paul Coghlan
Title: Chief Financial Officer

(This page intentionally left blank.)

Board of Directors

Robert H. Swanson, Jr.
Director since 1981
Executive Chairman
Cofounder and Chief Executive Officer
Linear Technology Corporation
From 1981 to January 2005

Lothar Maier
Director since 2005
Chief Executive Officer since January 2005
Linear Technology Corporation

David S. Lee [1][2]
Director since 1988
Chairman of the Board
Cortelco Systems Holding Corp.
Manufacturer, Telecommunication
Systems and Products

Leo T. McCarthy [1][2]
Director since 1994
President
The Daniel Group
International Consulting Firm
Former Lieutenant Governor
State of California

Richard M. Moley [1][2]
Director since 1994
Former President and Chief Executive Officer
StrataCom, Inc.
Manufacturer, Telecommunication
Systems and Products

Thomas S. Volpe [1][2]
Chairman of Audit Committee
Director since 1984
Founder & CEO
Volpe Investments LLC

Transfer Agent and Registrar
Computershare Trust Company N.A.
PO Box 43078
Providence, Rhode Island 02940-3078

Independent Registered Public Accounting Firm
Ernst & Young LLP
San Jose, California

Corporate and Investor Information
Please direct inquiries to:
Paul Coghlan
Vice President, Finance and CFO
Linear Technology Corporation
1630 McCarthy Blvd.
Milpitas, California 95035-7417

Officers

Robert H. Swanson, Jr.
Executive Chairman

Lothar Maier
Chief Executive Officer

David B. Bell
President

Paul V. Chantalat
Vice President, Quality and Reliability

Paul Coghlan
Vice President, Finance and Chief Financial Officer

Robert C. Dobkin
Vice President, Engineering and Chief Technical Officer

Alexander R. McCann
Vice President and Chief Operating Officer

Richard E. Nickson
Vice President, North American Sales

Donald E. Paulus
Vice President, Power Management Products

David A. Quarles
Vice President, International Sales

Robert L. Reay
Vice President, Mixed Signal Products

Arthur F. Schneiderman
Secretary
Wilson, Sonsini, Goodrich & Rosati
Professional Corporation
Legal Counsel

Linear Technology Corporation (Nasdaq: LLTC), a member of the S&P 500, designs, manufactures and markets high-performance analog integrated circuits for major communications, computer and industrial companies worldwide. Linear (or analog) circuits provide an essential bridge between our analog world and the digital microelectronics used in consumer products, wireless communications, computers, medical instrumentation, factory automation, and automotive electronics. The Company markets over 7,500 products in the areas of power management, signal conditioning, mixed signal and high frequency RF products to over 15,000 customers. Linear Technology employs 3,800 people worldwide. In addition to manufacturing, assembly and test facilities in California, Washington, Singapore and Malaysia, the Company has 12 design centers throughout the world.

[1] Member of the Compensation Committee
[2] Member of the Audit Committee

Linear Technology Corporation
1630 McCarthy Blvd.
Milpitas, CA 95035
Tel: 408-432-1900
www.linear.com

Raymond Perry, William Griffitts, Jacob Hamilton,
Rene Martin, Earl Welch Iv, Jerald Steward,
Kyeong Kim, Piia Jaaskelainen, Laura Goodsell,
Hanif Rashid, Igor Nikoleski, Phengphet Souriyamath,
Pauline Burton, Candace Lynch, Bruce Pigott,
Kathryn Ries, Yan Zhao, Jong-Man Park, Udo Reher,
Daniel Maddox, Warren Speer, Brian Holloway,
Minh Tran, Dennis Wilson,Melissa Lawrence, Brian Smith,
Imelda Varian, Stephen Hoff, Jan Hansford, Jae-Hwa Lee,
Leroy Mack, Tzehaye Berhe, Susana Roldan,
Elizabeth Beisen, James Douglass, Mark Miller,
Joyce Kuo, Huiyong Wu, Atsuhiko Furukawa, Yoshinori Ikeda,
Min Yih Luo, Mylien Tran, Joseph Aguilera, Oscar Mullens,
Ludwig Kurfgen, Thomas Richter, Edit Laczko, Debra Powell,
Jason Litwin, Gary Costa, Victoria Schmitt, Lori Martin, Brian Roe,
Gary Maxner, Jun Hori, Freyja Ren, James Tsai, Rick Chen,
Eric Chung, Brian Shaffer, Jennifer Wright, Nam Phan,
Daneel Haislip, Richard Bolosan, Nick Barana, Jr., Bruce Haug,
Richard Ezell, Brenda Girton, Dolores Ompoc, Susan Libres,
Io Chong Fong, Mohammad Jahanbakht, John Gulden,
Peter Andrews, Aleem Saleh, James Douglass, Michael Rupp,
Mark Figueroa, Dong Cao, Michael O'connor, Ping Guo,
Alan Chern, Gerard Velcelean, Samuel Robinson, Zachary Eland,
Robert Shealy, Timothy Rickard, Tam Thi Nguyen, Todd Hoffman,
Danilo Villaluz, Anh Tran, Markus Mahler, Wei Hao,
Joseph Huang, David Kerr, Monty Gonzales, Xiaohua Fan, Gina Le,
Josefina Newberry, Jayvee Belo, Jerry Kelley, Michael Waudby,
Donald Mcgee, Lieu Truong, David Cuthbert, Tin Pham, Winnie Yang,
Bryan Mcmonagle, Anne Carrington, John Carston, Bailey Parker,
Zachary Lewko, Liendai Nguyen, Rachael Travis, Kingaloune Savang,
Darrick Travis, Kathryn Settles, Michael Jayo, Miho Konishi,
Chih Hao Sung, Michael Whitaker, Xiaohua Su, Yun Gao, Binh Le,
Joshua Jen Monzon, Hao Zhou, Detlef Kalz, Juan-Gabriel Aranda-Balaguer,
Richard Garrison, John Scougale, Simon Cho, Esther Dumlao, Patrick Chan,
Queenie Ye, Seth Sinclair, Nolan Tieu, Wayne Sarto, Jr, Chu Il Park,
Maoqing Chen, Ravi Palakodety, Mabel Feng, Awo Ashiabor, Jamie Bowdoin,
Joyce Kim, Terri Yager, Stephen Stallings, Dongming Xu, Anna Rimoldi,
Saurabh Jayawant, Kevin Dowdy, Ahmed Hashim, Chung Chiang,
Abhishek Kamath, Zheng Zhang, Benjamin Seiden, Ross Walker, Heemin Yang,
John Myers, Kerry Holliday, John Paat, Brian Gill, Timothy Sourdif, Benjamin West,
Walid Mahmoud, Michael Owren, Gerald Watson, Daniel Hembree, Andrew Crofts,
Daniel Larsen, Lance Bourque, Clarence Mayott, Michelle Nichols, Todd Kaplan,
Ralf Gliese, Toshimitsu Takahashi, Takeshi Kamide, Tatsuya Onishi, Motohiro Soyama,
Hajime Sano, Andrea Melodia, Genesia Bertelle, Ji Zhang, Vikram Garg,
Deanna Castro, Muthusubramaniam Subramanian, Wei Gu, Girish Ramesh,
Tage Bjorklund, Steven Gorman, Margaret Musselwhite, Pesamino Semaia,
Allen Nelson, Tarquin Noone, Anhtu Truong, Hung Duong, Christine Duke, Bryan Yost,
Anthony Lambert, Michael Munroe, Ning Zhu, Douglas Hannan, David Schneider,
Raymond Stevens, Min Chen, Van Hoang, Patricia Lukins, Richard Pokrant,
Mark Collins, Jerimy Arnold, Terry Groom, Michael Bagwell, Galant Chen, Irvin Estebar,
Librada Ramirez, Hongye Gong, Hao Cui, Enrique Aceves, Jr, Joselito Edem,
Christopher Sakay, Margaret Mann, Maria Victoria Gonzales, Jason Morales,
Diane Shover, Richard Boyd, Su-Yeon Jang, Chung-Ying Yuan, Pui Si Ip,
Michael Neblock, Jr., Mariless Bautista, Kevin O'regan, Axel Klein, Alexander Sevastopoulos,